MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The preparation and presentation of the Company’s consolidated financial statements and the overall accuracy and integrity of the Company’s financial reporting are the responsibility of management. The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and include certain amounts that are based on management’s best estimates and judgments. Financial information contained elsewhere in this Annual Report is consistent with the information set out in the consolidated financial statements.

In fulfilling its responsibilities, management has developed and maintains an extensive system of disclosure controls and procedures and internal control over financial reporting processes that are designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded and reported within the required time periods, and financial records are reliable for the preparation of the financial statements. The Company’s internal auditors also review and evaluate internal controls on behalf of management.

The Board of Directors monitors management’s fulfillment of its responsibilities for financial reporting and internal controls principally through the Audit Committee. The Audit Committee, which is comprised solely of independent directors, meets regularly with management, the internal audit department and the Company’s external auditors to review and discuss audit activity and results, internal accounting controls and financial reporting matters. The external auditors and the internal audit department have unrestricted access to the Audit Committee, management and the Company’s records. The Audit Committee is also responsible for recommending to the Board of Directors the proposed nomination of the external auditors for appointment by the shareholders. Based upon the review and recommendation of the Audit Committee, the consolidated financial statements and Management’s Discussion and Analysis have been approved by the Board of Directors.

The Company’s external auditors, Deloitte LLP, have audited the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the IASB.

Brandon G. Stranzl Executive Chairman	E.J. Bird Chief Financial Officer

Toronto, Ontario
March 17, 2016

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The control framework used by the Company’s management to assess the effectiveness of the Company’s internal control over financial reporting is the Internal Control - Integrated Framework 2013 (COSO framework) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.
Management of the Company, including its chief executive officer and chief financial officer, has evaluated the Company’s internal control over financial reporting and has concluded that it was effective as at January 30, 2016.
Deloitte LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements for the fiscal year ended January 30, 2016, has issued its opinion on the Company’s internal control over financial reporting as stated in their report included herein.

Brandon G. Stranzl Executive Chairman	E.J. Bird Chief Financial Officer

Toronto, Ontario
March 17, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sears Canada Inc.

We have audited the accompanying consolidated financial statements of Sears Canada Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at January 30, 2016 and January 31, 2015, and the consolidated statements of net loss and comprehensive loss, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the 52-week periods ended January 30, 2016 and January 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sears Canada Inc. and subsidiaries as at January 30, 2016 and January 31, 2015, and their financial performance and their cash flows for the 52-week periods ended January 30, 2016 and January 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of January 30, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants
Licensed Public Accountants
March 18, 2016
Toronto, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sears Canada Inc.

We have audited the internal control over financial reporting of Sears Canada Inc. and subsidiaries (the “Company”) as of January 30, 2016 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 30, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the 52 week-period ended January 30, 2016 of the Company and our report dated March 18, 2016 expressed an unmodified opinion on those financial statements.

Chartered Professional Accountants
Licensed Public Accountants
March 18, 2016
Toronto, Canada

TABLE OF CONTENTS

Consolidated Financial Statements

Consolidated Statements of Financial Position

Consolidated Statements of Net Loss and Comprehensive Loss

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Note 1:	General information

Note 2:	Significant accounting policies

Note 3:	Issued standards not yet adopted

Note 4:	Critical accounting judgments and key sources of estimation uncertainty

Note 5:	Cash and interest income

Note 6:	Accounts receivable, net

Note 7:	Inventories

Note 8:	Prepaid expenses

Note 9:	Property, plant and equipment and investment properties

Note 10:	Goodwill and intangible assets

Note 11:	Joint arrangements

Note 12:	Other long-term assets

Note 13:	Deferred revenue

Note 14:	Financial instruments

Note 15:	Accounts payable and accrued liabilities

Note 16:	Provisions

Note 17:	Long-term obligations and finance costs

Note 18:	Other long-term liabilities

Note 19:	Leasing arrangements

Note 20:	Retirement benefit plans

Note 21:	Contingent liabilities

Note 22:	Income taxes

Note 23:	Capital stock

Note 24:	Capital disclosures

Note 25:	Revenue

Note 26:	Employee benefits expense

Note 27:	Gain on sale and leaseback transactions

Note 28:	Gain on termination of credit card arrangement

Note 29:	Assets classified as held for sale

Note 30:	Related party transactions

Note 31:	Key management personnel compensation

Note 32:	Net loss per share

Note 33:	Changes in non-cash working capital balances

Note 34:	Changes in non-cash long-term assets and liabilities

Note 35:	Events after the reporting period

Note 36:	Approval of the consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in CAD millions)	Notes	As at January 30, 2016	As at January 31, 2015

ASSETS
Current assets
Cash	5	$313.9	$259.0
Accounts receivable, net	6,14,16	59.4	73.0
Income taxes recoverable	22	35.9	127.2
Inventories	7	664.8	641.4
Prepaid expenses	8	31.0	28.7
Derivative financial assets	14	6.6	7.2
Assets classified as held for sale	29	22.1	13.3

Total current assets		1,133.7	1,149.8

Non-current assets
Property, plant and equipment	9,19	444.1	567.6
Investment properties	9	17.0	19.3
Intangible assets	10	22.5	16.2
Deferred tax assets	22	0.6	0.7
Other long-term assets	12,14,16,17	15.3	20.5

Total assets		$1,633.2	$1,774.1

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14,15	$332.7	$359.4
Deferred revenue	13	158.3	171.2
Provisions	16	75.8	58.6
Income taxes payable		2.6	—
Other taxes payable		17.3	34.6
Current portion of long-term obligations	14,17,19,24	4.0	4.0

Total current liabilities		590.7	627.8

Non-current liabilities
Long-term obligations	14,17,19,24	20.2	24.1
Deferred revenue	13	74.2	76.8
Retirement benefit liability	14,20	326.9	407.4
Deferred tax liabilities	22	—	3.4
Other long-term liabilities	16,18	67.0	63.8

Total liabilities		1,079.0	1,203.3

SHAREHOLDERS’ EQUITY
Capital stock	23	14.9	14.9
Retained earnings		739.0	806.9
Accumulated other comprehensive loss		(199.7)	(251.0)
Total shareholders’ equity	24	554.2	570.8
Total liabilities and shareholders’ equity		$1,633.2	$1,774.1
The accompanying notes are an integral part of these consolidated financial statements.
On Behalf of the Board of Directors,

B.G.Stranzl            D.E.Rosati
Chairman of the Board        Director

CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
For the 52-week periods ended January 30, 2016 and January 31, 2015

(in CAD millions, except per share amounts)	Notes	2015	2014

Revenue	25	$3,145.7	$3,424.5
Cost of goods and services sold	7,14,26	2,145.9	2,308.0
Selling, administrative and other expenses	9,10,14,19,20,26	1,298.1	1,523.8
Operating loss		(298.3)	(407.3)

Gain on sale and leaseback transactions	27	67.2	—
Gain on termination of credit card arrangement	28	170.7	—
Gain on sale of interest in joint arrangements	11	—	35.1
Gain on settlement of retirement benefits	20,26	5.1	10.6
Finance costs	17,19,22	9.7	1.0
Interest income	5	2.3	2.6
Loss before income taxes		(62.7)	(360.0)

Income tax (expense) recovery
Current	22	(8.1)	74.7
Deferred	22	2.9	(53.5)
		(5.2)	21.2
Net loss		$(67.9)	$(338.8)

Basic and diluted net loss per share	32	$(0.67)	$(3.32)

Net loss		$(67.9)	$(338.8)

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net loss:
Gain on foreign exchange derivatives		19.2	10.8
Reclassification to net loss of gain on foreign exchange derivatives		(18.7)	(10.1)

Items that will not subsequently be reclassified to net loss:
Remeasurement gain (loss) on net defined retirement benefit liability and write down of deferred income tax asset associated with previously recorded remeasurement losses	20,22	50.8	(165.3)

Total other comprehensive income (loss)		51.3	(164.6)
Total comprehensive loss		$(16.6)	$(503.4)
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 52-week periods ended January 30, 2016 and January 31, 2015

				Accumulated other comprehensive loss
(in CAD millions)	Notes	Capital stock	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement (loss) gain	Total accumulated other comprehensive loss	Shareholders’ equity
Balance as at January 31, 2015		$14.9	$806.9	$6.7	$(257.7)	$(251.0)	$570.8

Net loss			(67.9)	—	—	—	(67.9)

Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $7.1	14			19.2	—	19.2	19.2
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $6.9	14			(18.7)	—	(18.7)	(18.7)
Remeasurement gain on net defined retirement benefit liability	20,22			—	50.8	50.8	50.8
Total other comprehensive income		—	—	0.5	50.8	51.3	51.3
Total comprehensive (loss) income		—	(67.9)	0.5	50.8	51.3	(16.6)
Balance as at January 30, 2016		$14.9	$739.0	$7.2	$(206.9)	$(199.7)	$554.2

Balance as at February 1, 2014		$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8

Net loss			(338.8)	—	—	—	(338.8)

Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $3.9	14			10.8	—	10.8	10.8
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $3.6	14			(10.1)	—	(10.1)	(10.1)
Remeasurement loss on net defined retirement benefit liability and the write down of deferred income tax asset associated with previously recorded remeasurement losses	20,22			—	(165.3)	(165.3)	(165.3)
Total other comprehensive income (loss)		—	—	0.7	(165.3)	(164.6)	(164.6)
Total comprehensive (loss) income		—	(338.8)	0.7	(165.3)	(164.6)	(503.4)
Share based compensation		—	0.4	—	—	—	0.4
Balance as at January 31, 2015		$14.9	$806.9	$6.7	$(257.7)	$(251.0)	$570.8
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 52-week periods ended January 30, 2016 and January 31, 2015

(in CAD millions)	Notes	2015	2014
Cash flow used for operating activities
Net loss		$(67.9)	$(338.8)
Adjustments for:
Depreciation and amortization expense	9,10	48.4	89.3
Share based compensation		(0.4)	0.4
Loss (gain) on disposal of property, plant and equipment		0.3	(0.6)
Net impairment losses	9,10,29	63.3	162.0
Gain on sale and leaseback transactions	27	(67.2)	—
Gain on termination of credit card arrangement	28	(170.7)	—
Gain on sale of interest in joint arrangements	11	—	(35.1)
Finance costs	17,19,22	9.7	1.0
Interest income	5	(2.3)	(2.6)
Retirement benefit plans expense	20	18.9	19.0
Gain on settlement of retirement benefits	20	(5.1)	(10.6)
Short-term disability expense	20	4.9	5.7
Income tax expense (recovery)	22	5.2	(21.2)
Interest received	5	1.1	2.5
Interest paid	17	(2.7)	(3.3)
Retirement benefit plans contributions	20	(48.6)	(24.2)
Income tax refunds (payments), net	22	87.6	(60.7)
Other income tax deposits		—	(10.3)
Changes in non-cash working capital balances	33	(64.3)	(67.3)
Changes in non-cash long-term assets and liabilities	34	(11.7)	30.2
		(201.5)	(264.6)
Cash flow generated from investing activities
Purchases of property, plant and equipment and intangible assets	9,10	(45.4)	(54.0)
Proceeds from sale of property, plant and equipment		0.3	1.2
Proceeds from termination of credit card arrangement	28	174.0	—
Net proceeds from sale and leaseback transactions	27	130.0	—
Proceeds from sale of interest in joint arrangements	11	—	71.7
		258.9	18.9
Cash flow used for financing activities
Interest paid on finance lease obligations	17,19	(1.9)	(2.2)
Repayment of long-term obligations		(3.9)	(7.8)
Transaction fees associated with amended credit facility	17	—	(1.0)
		(5.8)	(11.0)
Effect of exchange rate on cash at end of period		3.3	1.9
Increase (decrease) in cash		54.9	(254.8)
Cash at beginning of period		$259.0	$513.8
Cash at end of period	5	$313.9	$259.0
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the “Company”) include the sale of goods and services through the Company’s Retail channels, which includes its full-line, Sears Home, Hometown, Outlet, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and logistics. Commission revenue includes travel, home improvement services, insurance, wireless and long distance plans, and performance payments received from JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMorgan Chase”) under the Company’s credit card marketing and servicing alliance with JPMorgan Chase (see Note 28 for additional information). Licensee fee revenue is comprised of payments received from licensees that operate within the Company’s stores (see Note 14 for additional information). The Company was a party to a number of real estate joint arrangements which had been classified as joint operations and accounted for by recognizing the Company’s share of joint arrangements’ assets, liabilities, revenues and expenses for financial reporting purposes (see Note 2.4 for additional information).

2. Significant accounting policies
2.1 Statement of compliance
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of its consolidated financial statements for all periods presented. These financial statements follow the same accounting policies and methods of application as those used in the preparation of the 2014 Annual Consolidated Financial Statements. The Company’s significant accounting policies are detailed in Note 2.
2.3 Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments that are measured at fair value and the retirement benefit liability, which is the net total of retirement benefit plan assets and the present value of accrued retirement benefit plan obligations. Historical cost is generally based on the fair value of the consideration given in exchange for assets.
2.4 Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company as well as all of its subsidiaries. Real estate joint arrangements were accounted for by recognizing the Company’s share of the joint arrangements’ assets, liabilities, revenues and expenses (described further in Note 2.12).
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The fiscal years for the 2015 and 2014 consolidated financial statements represent the 52-week period ended January 30, 2016 (“Fiscal 2015” or “2015”) and the 52-week period ended January 31, 2015 (“Fiscal 2014” or “2014”), respectively.
The Company’s consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. For Fiscal 2014, the Company was comprised of two reportable segments, Merchandising and Real Estate Joint Arrangements. Prior to Fiscal 2015, the Company disposed of its real estate joint arrangement interests in shopping centres. As a result, the Company is now comprised of one reportable segment, Merchandising. Prior year information has been restated to conform to the current year’s presentation.
2.5 Cash
Cash is considered to be restricted when it is subject to contingent rights of a third party customer, vendor, government agency or financial institution.
2.6 Inventories
Inventories are measured at the lower of cost and net realizable value. Cost is determined using the weighted average cost method, based on individual items. The cost is comprised of the purchase price, plus the costs incurred in bringing the inventory to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to sell. Rebates and allowances received from vendors are recognized as a reduction to the cost of inventory, unless the rebates clearly relate to the reimbursement of specific expenses. A provision for shrinkage and obsolescence is calculated based on historical experience. All inventories consist of finished goods.

2.7 Property, plant and equipment
Property, plant and equipment are measured at cost or deemed cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes site preparation costs, design and engineering fees, freight (only on initial freight costs incurred between the vendor and the Company), installation expenses and provincial sales tax (Saskatchewan, Manitoba and British Columbia), and is net of any vendor subsidies or reimbursements. An allocation of general and specific incremental interest charges for major construction projects is also included in the cost of related assets. Property, plant and equipment within two of the Company’s Logistics Centres have been classified as held for sale in the Consolidated Statements of Financial Position (see Note 29).
When the significant parts of an item of property, plant and equipment have varying useful lives, they are accounted for as separate components of property, plant and equipment. Depreciation is calculated based on the depreciable amount of the asset or significant component thereof, if applicable, which is the cost of the asset or significant component less its residual value. Depreciation is recognized using the straight-line method for each significant component of an item of property, plant and equipment and is recorded in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. The estimated useful lives are 2 to 13 years for equipment and fixtures and 10 to 50 years for buildings and building improvements. The estimated useful lives, residual values and depreciation methods for property, plant and equipment are reviewed annually and adjusted, if appropriate, with the effect of any changes in estimates accounted for on a prospective basis.
Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease, unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.
The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the proceeds from sale or the cost of retirement and the carrying amount of the asset, and is recognized in the Consolidated Statements of Net Loss and Comprehensive Loss.
For a discussion on the impairment of tangible assets, refer to Note 2.10. Property, plant and equipment are reviewed at the end of each reporting period to determine if there are any indicators of impairment.
2.8 Investment properties
The Company’s investment properties consist of vacant land which is not currently used in its operations. Investment properties are measured at their deemed cost less accumulated impairment losses.
The fair value of an investment property is estimated using observable data based on the current cost of acquiring a comparable property within the market area and the capitalization of the property’s anticipated revenue. The Company engages independent qualified third parties to conduct appraisals of its investment properties. Investment properties within two of the Company’s Logistics Centres have been classified as held for sale in the Consolidated Statements of Financial Position (see Note 29).
The gain or loss arising from the disposal or retirement of an investment property is determined as the difference between the proceeds from sale or the cost of retirement, and the carrying amount of the asset, and is recognized in the Consolidated Statements of Net Loss and Comprehensive Loss.
For a discussion on the impairment of tangible assets, refer to Note 2.10. Investment properties are reviewed at the end of each reporting period to determine if there are any indicators of impairment.
2.9 Intangible assets
2.9.1 Intangible assets other than goodwill
Intangible assets consist primarily of finite life purchased and internally developed software. Finite life intangible assets are carried at cost less accumulated amortization and accumulated impairment losses and are amortized on a straight-line basis over their estimated useful lives which range from 2 to 5 years. The useful lives of primarily all intangible assets other than goodwill are finite. Certain intangible assets have an indefinite useful life, as there is no foreseeable limit to the period during which the Company expects the assets to generate net cash inflows. Amortization expense is included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. The estimated useful lives and amortization methods for intangible assets other than goodwill are reviewed annually, with the effect of any changes in estimates being accounted for on a prospective basis.

Internally developed software costs are capitalized when the following criteria are met:

•	It is technically feasible to complete the software so that it will be available for use;

•	The Company intends to complete the software product;

•	The Company has an ability to use the software;

•	The Company can demonstrate how the software will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.
Costs that qualify for capitalization are limited to those that are directly related to each software development project.
2.9.2 Goodwill
Goodwill arising in a business combination was recognized as an asset at the date that control was acquired (“the acquisition date”). Goodwill was measured as the excess of the sum of the consideration transferred, over the net fair value of identifiable assets acquired less liabilities assumed as of the acquisition date.
2.10 Impairment of tangible assets and intangible assets
At the end of each reporting period, the Company reviews property, plant and equipment, investment properties and intangible assets for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the assets are then grouped together into the smallest group of assets that generate independent cash inflows from continuing use (the “cash generating unit” or “CGU”) and a recoverable amount is estimated for that CGU. The Company has determined that its CGUs are primarily its retail stores.
Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs. Otherwise, they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.
If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the asset or CGU will be reduced to its recoverable amount and an impairment loss is recognized immediately. If an impairment for a CGU has been identified, the impairment was first allocated to goodwill before other assets held by the CGU. Where goodwill is not part of a CGU, an impairment loss is recognized as a reduction in the carrying amount of the assets included in the CGU on a pro rata basis.
Where an impairment loss subsequently reverses (not applicable to goodwill), the carrying amount of the asset or CGU is revised to an estimate of its recoverable amount limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately.
2.11 Impairment of goodwill
Goodwill was not amortized but was reviewed for impairment at least annually. For the purposes of impairment testing, goodwill was allocated to each of the Company’s CGUs expected to benefit from the synergies of the combination.
CGUs to which goodwill had been allocated were tested for impairment annually, or more frequently when there was an indication that the unit may be impaired. If the recoverable amount of the CGU was less than its carrying amount, the impairment loss was allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to the other assets of the unit on a pro-rata basis, based on the carrying amount of each asset in the unit. Impairment losses for goodwill cannot be reversed in subsequent periods.
2.12 Joint arrangements
Joint arrangements are arrangements of which two or more parties have joint control. Joint control is considered to be when all parties to the joint arrangement are required to reach unanimous consent over decisions about relevant business activities pertaining to the contractual arrangement.
The Company had determined that its real estate joint arrangements were joint operations. A joint operation is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and whereby each party has rights to the assets and liabilities relating to the arrangement. Interests in joint operations were accounted for by recognizing the Company’s share of assets, liabilities, revenues, and expenses incurred jointly.
2.13 Leasing arrangements
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

2.13.1 The Company as lessor
The Company has entered into a number of agreements to sub-lease premises to third parties. All sub-leases to third parties are classified as operating leases. Rental income from operating leases is recognized as a reduction of rent expense on a straight-line basis over the term of the lease.
2.13.2 The Company as lessee
Assets held under finance leases are initially recognized by the Company at the lower of the fair value of the asset and the present value of the minimum lease payments. The corresponding current and non-current liabilities to the lessor are included in the Consolidated Statements of Financial Position as a finance lease obligation in “Current portion of long-term obligations” and “Long-term obligations,” respectively. The assets are depreciated using the same accounting policy as applicable to property, plant and equipment (see Note 2.7).
Lease payments are apportioned between finance costs and the lease obligation in order to achieve a constant rate of interest on the remaining balance of the liability. The minimum lease payments are allocated between the land and building element in proportion to the relative fair values of the leasehold interests, in each of these elements of the lease.
Assets under operating leases are not recognized by the Company. Operating lease payments are recognized in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss.
In the event that lease incentives are received from the landlord, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.
2.14 Retirement benefit plans
The Company currently maintains a defined contribution and a defined benefit registered pension plan, which covers eligible regular full-time and part-time employees, a non-registered supplemental savings arrangement and a defined benefit non-pension retirement plan, which provides life insurance, medical and dental benefits to eligible retired employees through a health and welfare trust.
2.14.1 Defined contribution plan
A defined contribution plan is a post-employment benefit plan under which the Company pays fixed or matching contributions based on employee contributions into a separate legal entity and has no further legal or constructive obligation to pay additional amounts. Company contributions to the defined contribution retirement benefit plan are recognized as an expense when employees have rendered services entitling them to the contributions.
2.14.2 Defined benefit plans
For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations prepared by independent qualified actuaries at least every 3 years. Remeasurements comprised of actuarial gains and losses, the effect of the asset ceiling (if applicable) and the return on plan assets (excluding interest) are recognized immediately in the Consolidated Statements of Financial Position with a charge or credit to “Other comprehensive income (loss), net of taxes” (“OCI”) in the Consolidated Statements of Net Loss and Comprehensive Loss, in the period in which they occur. The Company performs remeasurements at least annually. Remeasurements recorded in OCI are not subsequently reclassified into profit or loss. However, the entity may transfer those amounts recognized in OCI within “Accumulated other comprehensive loss” (“AOCL”) in the Consolidated Statements of Changes in Shareholders’ Equity. Past service cost is recognized in profit or loss in the period of plan amendment. Net-interest is calculated by applying the discount rate to the net defined benefit liability or asset. Defined benefit costs are split into three categories:

•	service cost, past-service cost, gains and losses on curtailments and settlements;

•	net interest expense or income;

•	remeasurements.
The Company presents the first two components of defined benefit costs in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss.
Remeasurements are recorded in OCI.
The retirement benefit obligation recognized in the Consolidated Statements of Financial Position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.
2.14.3 Termination benefits
A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

2.15 Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable, excluding sales taxes. Revenue is reduced for estimated customer returns, discounts and other similar allowances.
2.15.1 Sale of goods
Revenue from the sale of goods is recognized upon delivery of goods to the customer. In the case of goods sold in-store, delivery is generally complete at the point of sale. For goods subject to delivery such as furniture or major appliances, and goods sold online or through the catalogue, delivery is complete when the goods are delivered to the customers’ selected final destination or picked up from a catalogue/online agent. In the case of goods subject to installation, such as home improvement products, revenue is recognized when the goods have been delivered and the installation is complete.
2.15.2 Rendering of services
Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.
Extended warranty service contracts
The Company sells extended warranty service contracts with terms of coverage generally between 12 and 60 months. Revenue from the sale of each contract is deferred and amortized on a straight-line basis over the term of the related contract.
Product repair, handling and installation services
Product repair, handling and installation services revenue is recognized once the services are complete. These services are performed within a short timeframe.
2.15.3 Commission and licensee fee revenue
The Company earns commission revenue by selling various products and services that are provided by third parties, such as sales of travel services, home improvement products and insurance programs. As the Company is not the primary obligor in these transactions, these commissions are recognized upon sale of the related product or service.
Fee revenue is received from a variety of licensees that operate in the Company’s stores. Revenue earned is based on a percentage of licensee sales. Revenue is recorded upon sale of the related product or service.
Revenue was received from JPMorgan Chase relating to credit sales. Revenue was primarily based on a percentage of sales charged on the Sears Card or Sears MasterCard and was included in revenue when the sale occurred (see Note 28 for additional information).
2.15.4 Interest income
Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be reliably measured. Interest income is accrued on a periodic basis by reference to the principal outstanding and the applicable interest rate.
2.15.5 Customer loyalty program
The Sears Club Points Program (the “Program”) allows members to earn points from eligible purchases made on any tender accepted by the Company. Members can then redeem points in accordance with the Program rewards schedule for merchandise. When points are earned, the Company defers revenue equal to the fair value of the awards adjusted for expected redemptions. When awards are redeemed, the redemption value of the awards is charged against deferred revenue and recognized as revenue. The expected future redemption rates are reviewed on an ongoing basis and are adjusted based upon expected future activity.
2.15.6 Gift cards
The Company sells gift cards through its retail stores, websites and third parties with no administrative fee charges or expiration dates. No revenue is recognized at the time gift cards are sold. Revenue is recognized as a merchandise sale when the gift card is redeemed by the customer. The Company also recognizes income when the likelihood of the gift card being redeemed by the customer is remote, which is generally at the end of 18 months subsequent to issuance, estimated based on historical redemption patterns.
2.15.7 Cost of goods and services sold
Cost of goods and services sold includes the purchase price of merchandise sold, freight and handling costs incurred in preparing the related inventory for sale, installation costs incurred relating to the sale of goods subject to installation, write-downs taken on inventory during the period, physical inventory losses and costs of services provided during the period relating to services sold, less rebates from suppliers relating to merchandise sold.

2.16 Foreign currency translation
Transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date.
Exchange differences arising on re-translation are recognized in the Consolidated Statements of Net Loss and Comprehensive Loss in the period in which they arise, except for exchange differences on certain foreign currency hedging transactions (see Note 14.3).
Non-monetary assets and liabilities denominated in a foreign currency that are measured at historical cost are translated using the exchange rate at the date of the transaction and are not retranslated.
2.17 Consideration from a vendor
The Company has arrangements with its vendors that provide for rebates subject to binding contractual agreements. Rebates on inventories subject to binding agreements are recognized as a reduction of the cost of sales or related inventories for the period, provided the rebates are probable and reasonably estimable. Rebates on advertising costs subject to binding agreements are recognized as a reduction of the advertising expense for the period, provided the rebates are probable and reasonably estimable.
2.18 Taxation
Income tax expense represents the sum of current tax expense and deferred tax expense.
2.18.1 Current tax
Tax currently payable or recoverable is based on taxable earnings or loss for the reporting period. Taxable income differs from earnings as reported in the Consolidated Statements of Net Loss and Comprehensive Loss, due to income or expenses that are taxable or deductible in other years and items that are not taxable or deductible for tax purposes. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as at the end of the reporting period and includes any adjustments to taxes payable and/or taxes recoverable in respect of prior years.
2.18.2 Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities and the corresponding tax bases used in the computation of taxable earnings or loss.
Deferred tax liabilities are typically recognized for taxable temporary differences. Deferred tax assets are typically recognized for deductible temporary differences to the extent that it is probable that taxable income will be available, against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable net earnings or loss nor the accounting income or loss.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and written down to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to be applicable in the period in which the liability is settled or the asset is realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and when the Company intends to settle its current tax assets and liabilities on a net basis. Deferred tax assets and liabilities are not discounted.
2.18.3 Current and deferred tax for the period
Current and deferred tax are recognized as a tax expense or recovery in the Consolidated Statements of Net Loss and Comprehensive Loss, except when they relate to items that are recognized outside of earnings or loss (whether in OCI, or directly in equity), in which case, the tax is also recognized outside of earnings or loss, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination. Interest on the Company’s tax position is recognized as a finance cost.
2.19 Provisions
Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that the Company will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties specific to the obligation. Where a provision is measured using the cash flow estimated to settle the present obligation, its carrying amount is the present value of such cash flows.
When some or all of the economic resources required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
2.19.1 Onerous contract provisions
An onerous contract provision is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations. The provision is measured at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract. The onerous contract provision is included in “Other provisions” as seen in Note 16.
2.19.2 General liability provisions
The Company purchases third party insurance for automobile, damage to a claimant’s property or bodily injury from use of a product and general liability claims that exceed a certain dollar level. However, the Company is responsible for the payment of claims under these insured limits. In estimating the obligation associated with incurred losses, the Company utilizes actuarial methodologies which are based on historical data and validated by an independent third party. Loss estimates are adjusted based on actual claims settlements and reported claims (see Note 16).
2.19.3 Warranty provisions
An estimate for warranty provisions is made at the time the merchandise is sold based on historical warranty trends (see Note 16).
2.19.4 Returns and allowances provisions
Provisions for returns and allowances are made based on historical rates which represent the expected future outflow of economic resources on current sales (see Note 16).
2.19.5 Environmental provisions
The Company is exposed to environmental risks as an owner, lessor and lessee of property. Under federal and provincial laws, the owner, lessor or lessee could be liable for the costs of removal and remediation of certain hazardous substances on its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could lead to claims against the Company. The provision is based on assessments conducted by third parties, as well as historical data (see Note 16).
2.20 Financial assets
All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned. Financial assets are initially measured at fair value plus transaction costs, except for those financial assets at ‘fair value through profit or loss’ (“FVTPL”) for which the transaction costs are expensed as incurred.
Financial assets and liabilities are offset with the net amount presented in the Consolidated Statements of Financial Position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Financial assets are classified into the following categories: financial assets at FVTPL, ‘held-to-maturity’ investments, ‘available-for-sale’ (“AFS”) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Currently the Company does not have any ‘held-to-maturity’ investments.
2.20.1 Effective interest method
The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash flow (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.
Interest income or expense is recognized on an effective interest basis for financial assets and financial liabilities other than those classified as at FVTPL.
2.20.2 Financial assets at FVTPL
Financial assets are classified at FVTPL when the financial asset is either held-for-trading or it is designated as at FVTPL.

2.20.3 AFS financial assets
Gains and losses arising from changes in fair value of AFS are recognized in OCI, with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized in “Selling, administrative and other expenses” or “Interest income” in the Consolidated Statements of Net Loss and Comprehensive Loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously included in AOCL is reclassified to “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss.
2.20.4 Loans and receivables
Cash held by the bank and restricted cash are classified as ‘loans and receivables’ and are measured at amortized cost.
Trade receivables and other receivables that have fixed or determinable payments that are not quoted in an active market are also classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables, where the recognition of interest would be immaterial.
2.20.5 Impairment of financial assets
Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that the estimated future cash flow of the financial asset have been negatively affected as a result of events that have occurred after its initial recognition.
For all financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Default or delinquency in interest or principal payments; or

•	Probability that the borrower will enter bankruptcy or financial reorganization.
For financial assets carried at amortized cost, the amount of any impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flow discounted at the financial asset’s initial effective interest rate. When a subsequent event causes the amount of any impairment loss to decrease, the decrease in impairment loss is reversed through the Consolidated Statements of Net Loss and Comprehensive Loss.
The carrying amount of the financial asset is reduced by any impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, its carrying amount is written off including any amounts previously recorded in the allowance account. Subsequent recoveries of amounts previously written off are credited to “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. Changes in the carrying amount of the allowance account are also recognized in “Selling, administrative and other expenses”.
2.20.6 Derecognition of financial assets
The Company derecognizes a financial asset only when the contractual rights to the cash flow from the asset expire, or when substantially all the risks and rewards of ownership of the asset are transferred to another entity. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
2.21 Financial liabilities and equity instruments
2.21.1 Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.
2.21.2 Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs.
2.21.3 Financial liabilities
Financial liabilities are recognized on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are classified as either financial liabilities at ‘FVTPL’ or ‘other financial liabilities’.

2.21.4 Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL when they are either held-for-trading or designated as at FVTPL. Currently the Company does not have any financial liabilities that have been designated as at FVTPL upon initial recognition.
2.21.5 Other financial liabilities
Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost with interest expense recognized on an effective interest method.
The Company amortizes debt issuance transaction costs over the life of the debt using the effective interest method.
2.21.6 Derecognition of financial liabilities
The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expired.
2.22 Derivative financial instruments
The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts and interest rate swaps. Further details on derivative financial instruments are disclosed in Note 14.
Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized immediately in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss, unless the derivative is designated and effective as a hedging instrument, in which case, the timing of the recognition depends on the nature of the hedge relationship. The Company designates certain derivatives as hedges of highly probable forecasted transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).
A derivative with a positive fair value is recognized as a financial asset, whereas a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.
2.22.1 Hedge accounting
The Company designates certain hedging instruments, which include derivatives, as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.
At the inception of the hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedging transactions. At the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.
Note 14 sets out details of the fair values of the derivative instruments used for hedging purposes.
2.22.2 Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to the ineffective portion is recognized immediately in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously recognized in OCI and accumulated in AOCL within equity are reclassified in the periods when the hedged items are recognized (i.e. to “Cost of goods and services sold” in the Consolidated Statements of Net Loss and Comprehensive Loss.
Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gains or losses accumulated in AOCL within equity at the time of discontinuation remain in equity and are transferred to “Cost of goods and services sold” in the Consolidated Statements of Net Loss and Comprehensive Loss when the forecasted transaction is ultimately recognized. When a forecasted transaction is no longer expected to occur, the gains or losses accumulated in equity are recognized immediately.
2.23 Net loss per share
Net loss per share is calculated using the weighted average number of shares outstanding during the reporting period. Diluted net loss per share is determined using the ‘treasury stock method,’ which considers the potential for the issuance of new shares created by unexercised in-the-money options, if any such options are outstanding.

2.24 Share based compensation
The Company granted restricted share units (“RSUs”) to an employee in Fiscal 2014 under an equity-based compensation plan, which were forfeited in Fiscal 2015. For equity-settled awards, the fair value of the grant of RSUs was recognized as a compensation expense over the period that the related service was rendered with a corresponding increase in equity. The total amount expensed was recognized over a three-year vesting period on a tranche basis, which was the period over which all of the specified vesting conditions were to be satisfied. At each balance sheet date, the estimate of the number of equity interests that were expected to vest was revised. The impact of the revision to original estimates, if any, was recognized in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss.

3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
In January 2016, the IASB issued the following new standard:
IFRS 16, Leases (“IFRS 16”)
IFRS 16 replaces IAS 17, Leases. This standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Adoption of IFRS 16 is mandatory and will be effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.
In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will permit more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.
In May 2014, the IASB issued the following new standard:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
The following are the critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities.

4.1 Legal liabilities
Assessing the financial outcome of uncertain legal positions requires judgment to be made regarding the relative merits of each claim and the extent to which a claim is likely to be successful. The assessments are based on reviews conducted by internal and external counsel, when appropriate.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. For additional information, see Note 16.
4.2 Inventory
4.2.1 Obsolescence, valuation and inventory stock losses
Inventory is written down to reflect future losses on the disposition of obsolete merchandise. Future losses are estimated based on historical trends that vary depending on the type of inventory.
An adjustment is made each period to value inventory at the lower of cost and net realizable value. This adjustment is estimated based on historical trends that vary depending on the type of inventory.
Inventory is adjusted to reflect estimated inventory stock losses incurred in the year based on recent historical inventory count data.
4.2.2 Vendor rebates
Inventory is adjusted to reflect vendor rebates received or receivable based on vendor agreements. This adjustment is estimated based on historical data and current vendor agreements.
4.2.3 Freight
Inbound freight incurred to bring inventory to its present location is estimated each reporting period and is included in the cost of inventory. This estimate is based on historical freight costs incurred.
Changes in estimates may result in changes to “Inventories” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” in the Consolidated Statements of Net Loss and Comprehensive Loss. For additional information, see Note 7.
4.3 Impairment of property, plant and equipment and intangible assets
The Company’s property, plant and equipment and intangible assets have been allocated to CGUs. At the end of each reporting period, the carrying amounts of property, plant and equipment and intangible assets are assessed to determine if there is any evidence that an asset is impaired. Determining if there are any facts and circumstances indicating impairment loss is a subjective process involving judgment and a number of estimates and assumptions. If there are such facts and circumstances, the recoverable amount of the asset is estimated.
Assets that cannot be tested individually for impairment are grouped into the smallest group of assets that generates cash inflows through continued use that are largely independent of the cash inflows from other assets or groups of assets (cash generating unit or CGU).
The recoverable amount of an asset or a CGU is the higher of its value in use and fair value less costs to sell. To determine value in use, expected future cash flows are discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In the process of measuring expected future cash flows, the Company makes assumptions about future operating profit. These assumptions relate to future events and circumstances. Although the assumptions are based on market information available at the time of the assessment, actual results may vary.
The Company’s corporate and intangible assets do not generate separate cash flows. If there is evidence that a corporate or intangible asset is impaired, the recoverable amount is determined for the CGU to which the corporate asset belongs. Impairments are recorded when the carrying amount of the CGU to which the corporate asset belongs is higher than its recoverable amount.
Changes in estimates may result in changes to “Property, plant and equipment” and “Intangible assets” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. For additional information, see Note 9 and Note 10.2.
4.4 Impairment of goodwill
Determining whether goodwill was impaired required the Company to determine the recoverable amount of the CGU to which the goodwill was allocated. To determine the recoverable amount of the CGU, management was required to estimate its value by evaluating expected future cash flow using an appropriate growth rate, the estimated costs to sell and a suitable discount rate to calculate the value in use. For additional information, see Note 10.1.

4.5 Retirement benefit liability
The retirement benefit liability is estimated based on certain actuarial assumptions, including the discount rate, inflation rate, salary growth and mortality rates. New regulations and market driven changes may impact the assumptions made.
Changes in estimates may result in changes to the “Retirement benefit liability” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” and OCI in the Consolidated Statements of Net Loss and Comprehensive Loss. For additional information, see Note 20.
4.6 Loyalty program deferred revenue
The fair value of Sears Club points granted is deferred at the time of the related initial sale transaction and is recognized upon redemption of the points for merchandise. The redemption value of the points is estimated at the initial sale transaction, based on historical behaviour and trends in redemption rates and redemption values, as well as an adjustment for the percentage of points that are expected to be converted to reward cards, but for which the likelihood of redemption is remote (“reward card breakage”).
Changes in estimates may result in changes to “Deferred revenue” (current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” in the Consolidated Statements of Net Loss and Comprehensive Loss. For additional information, see Note 13.
4.7 Derivative assets and liabilities
All derivatives are measured at fair value. U.S. dollar forward contracts are traded over-the-counter and give holders the right to buy a specified amount of U.S. currency at an agreed upon price and date in the future. Fair values of the U.S. dollar forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate. The fair value of fuel swaps is based on counterparty confirmations tested for reasonableness by discounting estimated future cash flows derived from the terms and maturity of each contract using market fuel prices at the measurement date. The Company is required to estimate various inputs which are used in these calculations that are a combination of quoted prices and observable market inputs. The fair values of derivatives include an adjustment for credit risk when appropriate.
Changes in estimates may result in changes to “Derivative financial assets” and “Derivative financial liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold”, “Selling, administrative and other expenses” or OCI in the Consolidated Statements of Net Loss and Comprehensive Loss. For additional information, see Note 14.
4.8 Provisions
Provisions are estimated based on historical data, cost estimates provided by specialists and future projections.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Revenue”, “Cost of goods and services sold” or “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. For additional information, see Note 16.
4.9 Leasing arrangements
The Company has applied judgment in the classification of its leasing arrangements, which is determined at the inception of the lease and is based on the substance of the transaction, rather than its legal form. The Company’s leases were evaluated based on certain significant assumptions including the discount rate, economic life of an asset, lease term and existence of a bargain renewal option.
Changes in estimates or assumptions could cause changes to “Property, plant and equipment”, “Current portion of long-term obligations” and “Long-term obligations” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” and “Finance costs” in the Consolidated Statements of Net Loss and Comprehensive Loss. For additional information, see Note 19.
4.10 Taxes
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, certain matters are periodically challenged by tax authorities. The Company applies judgment and routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits. If the result of a tax audit materially differs from the existing provisions, the Company’s effective tax rate and its net loss will be affected positively or negatively. The Company also uses judgment in assessing the likelihood that deferred income tax assets will be recovered from future taxable income by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws.

Changes in estimates or assumptions could cause changes to “Income taxes recoverable”, “Deferred tax assets”, “Other long-term assets”, “Income and other taxes payable” and “Deferred tax liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Income tax (expense) recovery” in the Consolidated Statements of Net Loss and Comprehensive Loss. For additional information, see Note 22.
4.11 Gift cards
The gift card liability is based on the total amount of gift cards outstanding which have not yet been redeemed by customers. The Company also recognizes income when the likelihood of redeeming the gift card is remote (“gift card breakage”). Gift card breakage is estimated based on historical redemption patterns. Changes in estimates of the redemption patterns may result in changes to “Deferred revenue” (current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” in the Consolidated Statements of Net Loss and Comprehensive Loss.
4.12 Classification of joint arrangements
The Company had classified its interests in real estate joint arrangements related to shopping centres as joint operations. In doing so, the Company determined that the decisions regarding relevant activities required unanimous consent of the parties sharing control. In the event of a dispute between parties sharing control of the joint arrangements, settlement occurred through unbiased arbitration, legal action, or a sale of the party’s interest to the other party. The Company examined the legal structure, contractual arrangements and other relevant facts and circumstances for each joint arrangement and determined that it had rights to the assets and obligations to the liabilities of each joint arrangement. Therefore, the Company had determined that its real estate joint arrangements were joint operations and were recognized in accordance with the Company’s interest in the assets, liabilities, revenues and expenses of these arrangements. For additional information, see Note 11.

5. Cash and interest income
Cash
The components of cash were as follows:

(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Cash	$306.9	$239.9
Restricted cash	7.0	19.1
Total cash	$313.9	$259.0
The components of restricted cash are further discussed in Note 21.
Interest income
Interest income for the fiscal year ended January 30, 2016 totaled $2.3 million (2014: $2.6 million). During Fiscal 2015, the Company received $1.1 million (2014: $2.5 million) in cash related to interest income. Interest income for the fiscal year ended January 30, 2016 of $1.1 million (2014: $0.1 million) related to refund interest on net cash income tax receipts (see Note 22 for additional information), with the balance related primarily to cash.

6. Accounts receivable, net
The components of accounts receivable, net were as follows:

(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Deferred receivables	$0.2	$0.4
Other receivables	59.2	72.6
Total accounts receivable, net	$59.4	$73.0
As at January 30, 2016, other receivables primarily consist of amounts due from customers and amounts due from vendors. As at January 31, 2015, other receivables primarily consisted of amounts due from customers, amounts due from vendors and amounts due from JPMorgan Chase, as part of the Company’s credit card marketing and servicing alliance (see Note 28 for additional information).

Included in the accounts receivable balances above are amounts that are past due but are not provided for, as the Company considers the balances to be collectible. These past due accounts receivable balances are listed below:

(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Greater than 30 days	$5.0	$6.0
Greater than 60 days	1.3	2.5
Greater than 90 days	4.2	6.6
Total	$10.5	$15.1

7. Inventories
The amount of inventory recognized as an expense during Fiscal 2015 was $1,943.8 million (2014: $2,111.4 million), which included $66.2 million (2014: $106.0 million) of inventory write-downs to reduce the carrying amount of inventory to net realizable value. These expenses were included in “Cost of goods and services sold” in the Consolidated Statements of Net Loss and Comprehensive Loss. Inventory write downs included reversals of prior period inventory write-downs for Fiscal 2015 of $1.6 million (2014: $4.0 million), due to an increase in net realizable value.
Inventory is pledged as collateral under the Company’s revolving credit facility (see Note 17).

8. Prepaid expenses
The components of prepaid expenses were as follows:

(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Rent	$10.7	$11.4
Contracts	11.5	10.2
Supplies	2.8	3.0
Insurance	0.8	0.8
Other	5.2	3.3
Total prepaid expenses	$31.0	$28.7

9. Property, plant and equipment and investment properties
The following is a continuity of property, plant and equipment:

(in CAD millions)	Land	Buildings and Leasehold Improvements	Finance Lease Buildings	Finance Lease Equipment	Equipment and Fixtures	Total
Cost or deemed cost
Balance at February 1, 2014	$237.7	$1,127.7	$44.5	$4.4	$1,116.0	$2,530.3
Additions	0.2	1.0	—	0.1	28.5	29.8
Disposals	(9.5)	(42.3)	(3.0)	(3.5)	(8.5)	(66.8)
Balance at January 31, 2015	$228.4	$1,086.4	$41.5	$1.0	$1,136.0	$2,493.3
Additions	—	14.0	—	0.1	9.6	23.7
Disposals	(52.1)	(16.3)	(3.5)	—	(13.7)	(85.6)
Net movement to assets held for sale [2]	(2.5)	(16.3)	—	—	(7.0)	(25.8)
Balance at January 30, 2016	$173.8	$1,067.8	$38.0	$1.1	$1,124.9	$2,405.6

Accumulated depreciation and impairment
Balance at February 1, 2014	$—	$739.1	$16.2	$3.2	$986.3	$1,744.8
Depreciation expense [1]	—	35.9	3.8	0.8	36.4	76.9
Disposals	—	(18.2)	(3.0)	(3.5)	(7.1)	(31.8)
Impairment losses [1]	—	91.1	17.1	—	27.6	135.8
Balance at January 31, 2015	$—	$847.9	$34.1	$0.5	$1,043.2	$1,925.7
Depreciation expense [1]	—	19.7	2.0	0.3	22.9	44.9
Disposals	—	(15.6)	(3.5)	—	(13.7)	(32.8)
Net impairment losses [1]	—	10.5	5.4	—	23.3	39.2
Net movement to assets held for sale [2]	—	(8.5)	—	—	(7.0)	(15.5)
Balance at January 30, 2016	$—	$854.0	$38.0	$0.8	$1,068.7	$1,961.5

Total property, plant and equipment

Net balance at January 30, 2016	$173.8	$213.8	$—	$0.3	$56.2	$444.1
Net balance at January 31, 2015	$228.4	$238.5	$7.4	$0.5	$92.8	$567.6

[1]	Depreciation expense and impairment losses are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss.
[2]	Represents the balances related to the Park Street Logistics Centre located in Regina. Refer to Note 29 “Assets classified as held for sale” for additional information.
Impairment loss
During Fiscal 2015, the Company recognized a net impairment loss of $43.1 million (2014: $67.5 million) on a number of Sears full-line stores, an impairment loss of nil (2014: $0.8 million) on a number of Corbeil stores, a net impairment loss of $4.2 million (2014: $17.6 million) on a number of Sears Home stores, an impairment loss of $0.5 million (2014: $5.5 million) on a number of Hometown stores and an impairment loss of $6.5 million (2014: nil) related to the Direct channel. The impairment loss was due to indicators (in particular a decrease in revenue or decrease in cash flows) that the recoverable amount was less than the carrying value. The recoverable amounts of the CGUs tested were determined in each case as the higher of fair value less costs to sell, or value in use. In calculating fair value less costs to sell, the Company conducted appraisals of certain land and building properties that it owned or leased, with the assistance of independent qualified third party appraisers. The valuation methods used to determine fair value included the direct capitalization and discounted cash flow methods for buildings and the direct sales comparison for land. In calculating value in use the Company used the present value of the estimated cash flows over the lease term plus one renewal for Sears full-line stores and Home stores, five years for Hometown stores and seven years for the internet and catalogue CGUs of the Direct Channel, as this was management’s best estimate of the useful life of the assets of these CGUs. A pre-tax discount rate of 12.8% was based on management’s best estimate of the CGUs’ weighted average cost of capital considering the risks facing the CGUs. The estimated cash flows for the CGUs described above assumed no future improvement in the CGUs’ results, given their recent operating performance. In calculating value in use for Sears full-line stores and Home stores, the present value of the estimated cash flows over the lease term with no renewal terms would increase the amount of the total net impairment loss related to property, plant and equipment and intangible assets by approximately $1.3 million.

Impairment reversal
During Fiscal 2014, the Company undertook a comprehensive evaluation of its logistics network for current and future needs, given its changing warehousing requirements. Accordingly, the Company determined that the Montreal distribution centre (“MDC”) may be considered for disposition. The Company determined the fair value of the MDC by engaging an independent qualified third party appraiser to conduct an appraisal of the property. The valuation methods used was the direct sales comparison approach. The Company assessed various scenarios provided by the appraiser to determine a fair value. As a result of the carrying amount exceeding the recoverable amount of $44.3 million for the MDC, an impairment loss of $44.4 million was included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss in Fiscal 2014.
During Fiscal 2015, the Company determined that the MDC was no longer being considered for disposition in the foreseeable future. The Company determined the fair value of the MDC by engaging an independent qualified third party appraiser to conduct an appraisal of the property, based on the highest and best use of the MDC. The valuation methods used to determine fair value included the direct capitalization and discounted cash flow methods for buildings and the direct sales comparison for land. As a result of the recoverable amount of $57.5 million exceeding the carrying amount of $42.4 million for the MDC, an impairment reversal of $15.1 million was included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss in Fiscal 2015. The impairment reversal is included in the net impairment losses for 2015 in “Buildings and Leasehold Improvements.”
The Company will continue to assess the recoverable amount of the CGUs at the end of each reporting period and adjust the carrying amount accordingly. To determine the recoverable amount of the CGUs, the Company will consider factors such as expected future cash flows, growth rates, capitalization rates and an appropriate discount rate to calculate the fair value or value in use as required.
The net impairment loss to property, plant and equipment of $39.2 million (2014: $135.8 million) was included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss.
The total net impairment loss related to property, plant and equipment, intangible assets and assets classified as held for sale included in Fiscal 2015 was $63.3 million (2014: $162.0 million). See Note 10 and Note 29 for additional information.
Investment properties
Investment properties owned by the Company represent vacant land with no operating activity. Investment property within the Company’s Broad Street Logistics Centre (“Broad Street’’) and Park Street Logistics Centre (“Park Street’’) both located in Regina have been classified as held for sale in the Consolidated Statements of Financial Position (see Note 29). During Fiscal 2015, there were no investment property additions, disposals, impairment losses or reversals. As at January 30, 2016, the carrying value and fair value of investment properties were $21.7 million ($4.7 million included in “Assets held for sale”) and $30.3 million, respectively (January 31, 2015: $21.7 million ($2.4 million included in “Assets held for sale”) and $27.7 million). The fair value of the investment properties are classified within Level 3 of the fair value hierarchy (described further in Note 14.6). The Company engaged independent qualified third party appraisers to conduct appraisals and the fair value was determined using direct sales comparisons.

10. Goodwill and intangible assets
10.1 Allocation of goodwill to cash generating units
As at February 1, 2014, goodwill as reported in the Consolidated Statements of Financial Position of $2.6 million related to the Corbeil CGU. In the assessment of impairment, management used historical data and past experience as the key assumptions in the determination of the recoverable amount of the Corbeil CGU. The Company completed a test for goodwill impairment during Fiscal 2014.
The recoverable amount of the Corbeil CGU was determined based on its estimated fair value less costs to sell. The fair value was determined based on the present value of the estimated free cash flows over a 10 year period. Cost to sell was estimated to be 2% of the fair value of the business, which reflected management’s best estimate of the potential costs associated with divesting of the business. A pre-tax discount rate of 10.2% per annum was used, based on management’s best estimate of the Company’s weighted average cost of capital adjusted for the risks facing the Corbeil CGU. Annual growth rates of 5% for the first 2 years and 2% for the subsequent 8 years were used for Corbeil given the businesses’ historical growth experience and anticipated growth. The recoverable amount was determined to be less than the carrying value including the goodwill of $2.6 million related to the Corbeil CGU in Fiscal 2014, resulting in a goodwill impairment of $2.6 million. The impairment loss of $2.6 million was included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. This impairment loss was attributable to revenue declines experienced in the Corbeil business.

10.2 Intangible assets
The following is a continuity of intangible assets:

(in CAD millions)	Application Software	Information System Software and Other	Total
Cost or deemed cost
Balance at February 1, 2014	$44.2	$134.0	$178.2
Additions	21.8	2.2	24.0
Balance at January 31, 2015	$66.0	$136.2	$202.2
Additions	27.1	3.0	30.1
Disposals	—	(0.1)	(0.1)
Balance at January 30, 2016	$93.1	$139.1	$232.2
Accumulated amortization
Balance at February 1, 2014	$24.9	$125.1	$150.0
Amortization expense [1]	8.7	3.7	12.4
Impairment losses [1]	23.6	—	23.6
Balance at January 31, 2015	$57.2	$128.8	$186.0
Amortization expense [1]	3.4	0.1	3.5
Disposals	—	(0.1)	(0.1)
Impairment losses [1]	20.3	—	20.3
Balance at January 30, 2016	$80.9	$128.8	$209.7

Total intangible assets

Net balance at January 30, 2016	$12.2	$10.3	$22.5
Net balance at January 31, 2015	$8.8	$7.4	$16.2

[1]	Amortization expense and impairment losses are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss.
Impairment loss
During Fiscal 2015, the Company recognized an impairment loss of $20.3 million (2014: $23.6 million) on intangible assets allocated to a number of Sears full-line stores, Home stores, Hometown stores and the Direct Channel. The impairment loss was due to indicators (in particular a decrease in revenue or decrease in cash flows) that the recoverable amount was less than the carrying value. The loss was included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss.

11. Joint arrangements
The Company’s real estate joint arrangements in 2014 included its share of assets, liabilities, revenues, and expenses from its joint arrangement interests in three shopping centres across Canada, all of which contained a Sears store. Joint arrangement interests ranged from 15% to 20% and were co-owned with Ivanhoé Cambridge II Inc. (“Ivanhoé”) to develop and operate commercial properties (shopping malls).
During the third quarter of 2014, the Company sold its 15% joint arrangement interest in Les Galeries de Hull shopping centre (“Hull”) that it co-owned with Ivanhoé, to Fonds de placement immobilier Cominar (“Cominar”) for total proceeds of $10.5 million, recognizing a pre-tax gain of $3.4 million on the sale. The sale closed on September 30, 2014. In connection with this transaction, the Company determined that because the Company had surrendered substantially all of its rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the property, immediate gain recognition was appropriate. Cominar had previously entered into an agreement to acquire Ivanhoé’s 85% joint arrangement interest in Hull as announced on August 26, 2014. Following the sale, the Company continues to operate its store in the shopping centre on terms and conditions unchanged from those before the sale.

During the third quarter of 2014, the Company sold its 20% joint arrangement interest in Kildonan Place Shopping Centre (“Kildonan”) that it co-owned with Ivanhoé, to H&R Real Estate Investment Trust for total proceeds of $27.7 million, recognizing a pre-tax gain of $11.2 million on the sale. The sale closed on September 17, 2014, pursuant to an agreement entered into on August 6, 2014. In connection with this transaction, the Company determined that because it had surrendered substantially all of its rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the property, immediate gain recognition was appropriate. Following the sale, the Company continues to operate its store in the shopping centre on terms and conditions unchanged from those before the sale.
During the second quarter of 2014, the Company sold its 15% joint arrangement interest in Les Rivières Shopping Centre that it co-owned with Ivanhoé for total proceeds of $33.5 million, to Ivanhoé, recognizing a pre-tax gain of $20.5 million on the sale. The sale closed on June 2, 2014, pursuant to an agreement entered into on May 16, 2014. In connection with this transaction, the Company determined that because it had surrendered substantially all of its rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the property, immediate gain recognition was appropriate.

12. Other long-term assets
The components of other long-term assets were as follows:

(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Income taxes recoverable	$3.8	$6.4
Prepaid rent	5.2	5.5
Receivables	1.8	3.1
Investments	1.3	1.3
Unamortized debt transaction costs	3.2	4.2
Other long-term assets	$15.3	$20.5

13. Deferred revenue
The components of deferred revenue were as follows:

(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Arising from extended warranty service contracts (i)	$131.2	$134.8
Arising from unshipped sales (ii)	50.8	57.2
Arising from customer loyalty program (iii)	34.1	36.8
Arising from gift card issuances (iv)	10.7	15.0
Other (v)	5.7	4.2
Total deferred revenue	$232.5	$248.0

Current	$158.3	$171.2
Non-current	74.2	76.8
Total deferred revenue	$232.5	$248.0
The following explanations describe the Company’s deferred revenue:

(i)	Deferred revenue arising from the sale of extended warranty service contracts, which provide coverage for product repair services over the term of the contracts.

(ii)	Deferred revenue arising from the sale of merchandise which has not yet been delivered to or picked up by the customer. The revenue is recognized once the merchandise is delivered to the customer.

(iii)	Deferred revenue arising from the Sears Club loyalty program.

(iv)	Deferred revenue arising from the purchase of gift cards by customers that have not yet been redeemed for merchandise. The revenue is recognized primarily upon redemption of the gift card.

(v)
Other includes deferred revenue for services that have not yet been fully rendered. The revenue is recognized when the goods have been delivered or by reference to the stage of completion of the service.

14. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates, foreign currency, and commodity prices. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate, fuel price and natural gas price risk.
14.1 Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash, accounts receivable and other long-term assets.
Cash, accounts receivable, derivative instruments and investments included in other long-term assets totaling $381.2 million as at January 30, 2016 (January 31, 2015: $340.5 million) expose the Company to credit risk should the borrower default on maturity of the instruments. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in “Accounts receivable, net” in the Consolidated Statements of Financial Position totaled $6.0 million as at January 30, 2016 (January 31, 2015: $8.3 million). As at January 30, 2016, no individual party represented 10% or more of the Company’s net accounts receivable (January 31, 2015: one party represented 11.0% of the Company’s net accounts receivable).
14.2 Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to seek to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at January 30, 2016:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$332.7	$332.7	$332.7	$—	$—	$—
Finance lease obligations including payments due within one year [1]	24.2	30.2	5.6	10.0	8.7	5.9
Operating lease obligations [2]	n/a	376.3	81.2	130.2	81.5	83.4
Royalties [2]	n/a	15.9	3.4	7.2	5.3	—
Purchase agreements [2,4]	n/a	13.4	12.2	0.5	0.5	0.2
Retirement benefit plans obligations [3]	326.9	65.6	20.2	39.3	5.9	0.2
	$683.8	$834.1	$455.3	$187.2	$101.9	$89.7

[1]	Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%.
[2]	Operating lease obligations, royalties and certain purchase agreements are not reported in the Consolidated Statements of Financial Position.
[3]
Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014. Any obligation beyond 2019 would be based on a funding valuation to be completed as at December 31, 2016.

[4]
Certain vendors require minimum purchase commitment levels over the term of the contract. A portion of these obligations are included in “Other long-term liabilities” in the Consolidated Statements of Financial Position.

Management believes that cash on hand, future cash flow generated from operating activities and availability of current and future funding will be adequate to support these financial liabilities. As of January 30, 2016, the Company did not have any significant capital expenditure commitments.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

14.3 Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at January 30, 2016, there were forward contracts outstanding with a notional value of U.S. $168.0 million (January 31, 2015: U.S. $40.0 million) and a fair value of $6.6 million included in “Derivative financial assets” (January 31, 2015: $7.2 million included in “Derivative financial assets”) in the Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to October 2016. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at January 30, 2016, the designated portion of these hedges was considered effective.
While the notional principal of these outstanding financial instruments is not recorded in the Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net loss.
During Fiscal 2015, the Company recorded a loss of $3.2 million (2014: loss of $5.0 million), in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash, accounts receivable and accounts payable.
The year end exchange rate was 0.7140 U.S. dollars to one Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $0.4 million for U.S. dollar denominated balances included in cash and accounts payable.
14.4 Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Net assets included in cash and other long-term assets, and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at January 30, 2016 was a net asset of $315.2 million (January 31, 2015: net asset of $260.3 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net loss of $0.6 million for net assets subject to interest rate risk included in cash and other long-term assets at the end of Fiscal 2015.
14.5 Fuel and natural gas price risk
The Company entered into fuel and natural gas derivative contracts to manage the exposure to diesel fuel and natural gas prices and help mitigate volatility in cash flow for the transportation service business and utilities expense, respectively. As at January 30, 2016, the fixed to floating rate swap contracts outstanding had a notional volume of 2.4 million litres (January 31, 2015: 4.7 million litres) of diesel and nil gigajoules (“GJ”) (January 31, 2015: 0.3 million GJ) of natural gas and a fair value of less than $0.1 million (January 31, 2015: less than $0.1 million) combined. These derivative contracts have settlement dates extending to January 31, 2017 with monthly settlement of maturing contracts.
14.6 Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the tables below do not reflect the fair value of the Company as a whole.

The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy.

•	Level 1: Quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data

(in CAD millions)
Classification	Balance Sheet Category	Fair Value Hierarchy	As at January 30, 2016	As at January 31, 2015
Fair value through profit or loss
U.S. $ derivative contracts	Derivative financial assets	Level 2	6.6	7.2
Long-term investments	Other long-term assets	Level 3	1.3	1.3
All other assets that are financial instruments not listed in the chart above have been classified as “Loans and receivables”. All other financial instrument liabilities have been classified as “Other liabilities” and are measured at amortized cost in the Consolidated Statements of Financial Position. The carrying value of these financial instruments approximate fair value given that they are primarily short-term in nature.
On May 27, 2015, TravelBrands Inc. (“TravelBrands”), which manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company, announced that it had obtained an Order from the Ontario Superior Court of Justice granting it creditor protection under the Companies’ Creditors Arrangement Act (the “Order”). Under the Order, TravelBrands was granted a stay of creditor claims against TravelBrands and its subsidiaries. As a result of this announcement, during Fiscal 2015 the Company recorded a charge of $6.4 million against previous amounts owing from TravelBrands, included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. TravelBrands exited creditor protection subsequent to the end of Fiscal 2015, and continues to be a licensee of the Company, as the Company signed a new contract with TravelBrands with a revised commission structure during Fiscal 2015.
On December 13, 2013, SHS Services Management Inc. (“SHS”), which managed the day-to-day operations of all Sears Home Installed Products and Services business, announced that it was in receivership. Prior to the announcement, SHS issued the Company an interest-bearing promissory note for $2.0 million, secured by certain assets of SHS, repayable by July 16, 2015. The promissory note, net of allowances was included in “Accounts receivable, net” in the Consolidated Statements of Financial Position as at January 30, 2016. As a result of the announcement, and a subsequent announcement by the Company on March 21, 2014 regarding certain obligations of SHS, the Company recorded a $3.0 million charge against receivables from SHS (including a $1.0 million writeoff of outstanding commissions receivable and a $2.0 million allowance on the promissory note) during Fiscal 2014. The Company also recorded a charge to warranty provision of $8.7 million during Fiscal 2013 and Fiscal 2014 related to potential future claims for work that had been performed by SHS, as well as assuming the warranty obligations with respect to work previously performed by the Company which had been assumed by SHS. The warranty provision balance for these items was $4.1 million as at January 30, 2016 (January 31, 2015: $5.6 million), and was included in “Provisions” and “Other long-term liabilities” in the Consolidated Statements of Financial Position.

15. Accounts payable and accrued liabilities
The components of “Accounts payable and accrued liabilities” as included in the Consolidated Statements of Financial Position were as follows:

(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Total accounts payable	$162.5	$205.7

Accrued liabilities
Payroll and employee benefits	29.0	26.6
Merchandise accruals	65.6	48.5
Short-term leasehold inducements	8.3	8.6
Advertising accruals	11.9	7.4
Other accrued liabilities	55.4	62.6
Total accrued liabilities	$170.2	$153.7

Total accounts payable and accrued liabilities	$332.7	$359.4

16. Provisions
The following is a continuity which shows the change in provisions during Fiscal 2015 and Fiscal 2014:

(in CAD millions)	As at January 31, 2015	Additional Provisions	Release of Provisions	Reversed Provisions	As at January 30, 2016
Insurance (i)	$13.7	$3.2	$(4.8)	$—	$12.1
Returns and allowances (ii)	12.0	6.5	(7.4)	—	11.1
Warranties (iii)	8.2	0.6	(3.6)	—	5.2
Sales tax (iv)	6.0	22.1	(1.4)	—	26.7
Severance (v)	11.9	28.7	(18.3)	(5.9)	16.4
Environmental (vi)	6.1	2.7	(2.1)	(0.3)	6.4
Other provisions	5.5	—	(2.4)	(0.2)	2.9
Total provisions	$63.4	$63.8	$(40.0)	$(6.4)	$80.8

Current	$58.6	$63.6	$(40.0)	$(6.4)	$75.8
Non-current (iii), (vi)	4.8	0.2	—	—	5.0
Total provisions	$63.4	$63.8	$(40.0)	$(6.4)	$80.8

(in CAD millions)	As at February 1, 2014	Additional Provisions	Release of Provisions	Reversed Provisions	As at January 31, 2015
Insurance (i)	$16.8	$1.0	$(4.1)	$—	$13.7
Returns and allowances (ii)	11.1	7.3	(6.4)	—	12.0
Warranties (iii)	8.7	10.8	(10.4)	(0.9)	8.2
Sales tax (iv)	6.2	2.5	(2.4)	(0.3)	6.0
Severance (v)	50.5	17.0	(50.4)	(5.2)	11.9
Environmental (vi)	6.9	1.5	(2.0)	(0.3)	6.1
Other provisions	9.6	0.8	(4.9)	—	5.5
Total provisions	$109.8	$40.9	$(80.6)	$(6.7)	$63.4

Current	$109.4	$36.5	$(80.6)	$(6.7)	$58.6
Non-current (iii)	0.4	4.4	—	—	4.8
Total provisions	$109.8	$40.9	$(80.6)	$(6.7)	$63.4
The following explanations describe the Company’s provisions:

(i)
The provision for insurance, or general liability claims, represents the Company’s best estimate of the future outflow of economic resources due to automobile, product and other general liability claims. Insurance claims relating to this provision are expected to be paid over the next several years; however, as the Company has no unconditional right to defer the settlement past at least 12 months, this provision is considered to be current. In estimating the obligation associated with incurred losses, the Company utilizes actuarial methodologies validated by an independent third party. These actuarial methodologies utilize historical data to project future incurred losses. Loss estimates are adjusted based on reported claims and actual settlements.

(ii)
The provision for returns and allowances represents the Company’s best estimate of the future outflow of economic resources due to merchandise returns and allowances. Returns and allowances relating to this provision are expected to be realized over the next 12 months. Uncertainty exists relating to the amount and timing of returns and allowances, therefore, historical data has been used to arrive at this estimate.

(iii)
The provision for warranty claims represents the Company’s best estimate of the future outflow of economic resources that will be required due to the Company’s warranty obligations. Uncertainty exists relating to the number of incidents requiring merchandise repair and the related costs. This provision is estimated based on historical warranty trends and costs. The amount of expected reimbursements from vendors recorded as at January 30, 2016 was nil (January 31, 2015: $0.2 million) and was included in “Accounts receivable, net” and “Other long-term assets” in the Consolidated Statements of Financial Position. The provision for warranty claims is primarily expected to be realized within 72 months, with the balance included in “Provisions” and “Other long-term liabilities” in the Consolidated Statements of Financial Position.

(iv)
The Company maintains provisions for sales tax assessments under active discussion, audit, dispute or appeal with tax authorities. These provisions represent the Company’s best estimate of the amount expected to be paid based on qualitative and quantitative assessments. Though uncertainty exists around the timing of settlement of the disputes or appeals with tax authorities, the Company expects that sales tax provisions will be settled within 4 years. However, as the Company has no unconditional right to defer the settlement of these provisions past at least 12 months, these provisions are classified as current.

(v)
The provision for severance represents the Company’s best estimate of the future outflow of payments to terminated employees . Uncertainty exists in certain cases relating to the amount of severance that will be awarded in court proceedings. As the Company has no unconditional right to defer these payments past at least 12 months, this provision is classified as current.

(vi)
The environmental provision primarily represents the costs to remediate environmental contamination associated with decommissioning auto centres to meet regulatory requirements. The provision is based on assessments conducted by third parties as well as historical data. The timing of payments for remediation is uncertain and as the Company has no unconditional right to defer most of these payments past at least 12 months, the balance is included primarily in “Provisions”, with the remainder of the balance included in “Other long-term liabilities” in the Consolidated Statements of Financial Position.

17. Long-term obligations and finance costs
Long-term obligations
The Company’s debt consists of finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015.
On May 28, 2014, the Company announced that it had extended the term of the Credit Facility (the “Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables. The Company incurred additional transaction costs of $1.0 million in Fiscal 2014 related to the Amended Credit Facility.
Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $120.1 million as at January 30, 2016 after application of the pension deficit reserve (January 31, 2015: $260.7 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at January 30, 2016, six properties in Canada had been registered under the Amended Credit Facility. The reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the value of real estate assets pledged as additional collateral.
The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at January 30, 2016.
As at January 30, 2016, the Company had no borrowings on the Amended Credit Facility. The Company had unamortized transaction costs associated with the Amended Credit Facility of $3.2 million included in “Other long-term assets” in the Consolidated Statements of Financial Position (January 31, 2015: no borrowings and unamortized transaction costs of $4.2 million included in “Other long-term assets”). In addition, the Company had $63.3 million (January 31, 2015: $39.3 million) of letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.
As at January 30, 2016, the Company had outstanding merchandise letters of credit of U.S. $4.8 million (January 31, 2015: U.S. $6.9 million) used to support the Company’s offshore merchandise purchasing program with restricted cash pledged as collateral.
Finance costs
Interest expense on long-term obligations, including finance lease obligations, the current portion of long-term obligations, amortization of transaction costs, accretion on the long-term portion of provisions and commitment fees on the unused portion of the Amended Credit Facility for Fiscal 2015 totaled $6.3 million (2014: $7.3 million). Interest expense was included in “Finance costs” in the Consolidated Statements of Net Loss and Comprehensive Loss. Also included in “Finance costs” for Fiscal 2015, was an expense of $3.4 million for interest on income tax assessments and reassessments of the current and prior years (2014: recovery of $6.5 million for interest on accruals for uncertain tax positions) and an expense of nil (2014: $0.2 million), for interest on the settlement of a sales tax assessment.

The Company’s cash payments for interest on long-term obligations, including finance lease obligations, the current portion of long-term obligations and commitment fees on the unused portion of the Credit Facility for Fiscal 2015 totaled $4.6 million (2014: $5.5 million).

18. Other long-term liabilities
The components of other long-term liabilities were as follows:

(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Leasehold inducements	$43.3	$50.9
Straight-line rent liability	11.7	5.0
Miscellaneous	12.0	7.9
Total other long-term liabilities	$67.0	$63.8
The non-current portions of the warranties and environmental provisions (see Note 16) are reflected in the miscellaneous component of “Other long-term liabilities” in the Consolidated Statements of Financial Position.

19. Leasing arrangements
19.1 Finance lease arrangements – Company as lessee
As at January 30, 2016, the Company had finance lease arrangements related to the building and equipment components of certain leased properties, which include retail, office and warehouse locations. The related land components of these properties have been separately classified as operating leases. The buildings and equipment held under finance leases are used in the normal course of operations and do not contain significant unusual or contingent lease terms or restrictions. Building leases typically run for a period of 1 to 10 years, with some leases providing multiple options to renew after that date. Equipment leases typically run for a period of 1 to 5 years, with some leases providing an option to renew after that date.
Finance lease buildings and equipment are included in the Consolidated Statements of Financial Position under “Property, plant and equipment.” Note 9 provides further details on the net carrying value of these assets, which as at January 30, 2016 was $0.3 million (January 31, 2015: $7.9 million).
As at January 30, 2016, the corresponding finance lease obligations, current and non-current, were $4.0 million (January 31, 2015: $4.0 million) and $20.2 million (January 31, 2015: $24.1 million), included in the Consolidated Statements of Financial Position under “Current portion of long-term obligations” and “Long-term obligations,” respectively (see Note 17).
The table below presents the future minimum lease payments of the Company’s finance lease obligations:

	As at January 30, 2016			As at January 31, 2015
(in CAD millions)	Finance lease payments	Future finance costs	Present value of minimum lease payments	Finance lease payments	Future finance costs	Present value of minimum lease payments
Within 1 year	$5.6	$1.6	$4.0	$5.8	$1.8	$4.0
2 years	5.0	1.5	3.5	5.6	1.8	3.8
3 years	5.0	1.1	3.9	5.0	1.4	3.6
4 years	4.9	0.8	4.1	5.0	1.1	3.9
5 years	3.8	0.5	3.3	4.9	0.8	4.1
Thereafter	5.9	0.5	5.4	9.7	1.0	8.7
Total minimum payments	$30.2	$6.0	$24.2	$36.0	$7.9	$28.1
Interest on finance lease obligations is recognized immediately in “Finance costs” in the Consolidated Statements of Net Loss and Comprehensive Loss (see Note 17). Included in total “Finance costs” in Fiscal 2015, was $1.9 million (2014: $2.2 million) of interest paid related to finance lease obligations.
19.2 Operating lease arrangements – Company as lessor
The Company has a number of agreements to sub-lease premises to third parties, which are all classified as operating leases. During Fiscal 2015, total sub-lease income from leased premises was $2.4 million (2014: $2.7 million).
As at January 30, 2016, total future minimum lease payments receivable from third party tenants were $15.0 million (2014: $14.7 million).

19.3 Operating lease arrangements – Company as lessee
As at January 30, 2016, the Company had operating lease arrangements related to leased retail and office properties as well as equipment assets. The leases typically run for a period of 1 to 10 years, with some leases providing an option to renew after that date. Some leases include additional or contingent rent payments that are based on sales and step rent payments which are recognized on a straight-line basis over the term of the lease. During Fiscal 2015, contingent rent recognized as an expense in respect of operating leases totaled $0.3 million (2014: $1.0 million). Rental expense for all operating leases totaled $99.9 million in Fiscal 2015 (2014: $109.7 million). These expenses are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss.
The table below presents the contractual maturities of future minimum lease payments for the Company’s operating leases:

(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Within 1 year	$81.2	$93.8
2 years	71.4	77.6
3 years	58.8	67.9
4 years	46.4	54.4
5 years	35.1	40.2
Thereafter	83.4	94.9
Total operating lease obligations [1]	$376.3	$428.8

[1]	Operating lease obligations are not reported in the Consolidated Statements of Financial Position

20. Retirement benefit plans
The Company currently maintains a defined benefit registered pension plan and a defined contribution registered pension plan which covers eligible, regular full-time employees as well as some of its part-time employees. The defined benefit plan provides pensions based on length of service and final average earnings. In addition to a registered retirement savings plan, the pension plan includes a non-registered supplemental savings arrangement in respect to the defined benefit plan. The non-registered portion of the plan is maintained to enable certain employees to continue saving for retirement in addition to the registered limit as prescribed by the Canada Revenue Agency. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees through a health and welfare trust (“Other Benefits Plan”). Also provided for under the health and welfare trust are short-term disability payments for active employees. The Company’s accounting policies related to retirement benefit plans are described in Note 2.14.
In July 2008, the Company amended its pension plan and introduced a defined contribution component. The defined benefit component continues to accrue benefits related to future compensation increases although no further service credit is earned, and no contributions are made by employees. In addition, the Company no longer provides medical, dental and life insurance benefits at retirement for employees who had not achieved the eligibility criteria for these non-pension retirement benefits as at December 31, 2008.
In December 2009, the Company made the decision to change funding for non-pension retirement benefits from an actuarial basis to a pay-as-you-go basis to allow the surplus in the health and welfare trust to be utilized to make benefit payments. In addition, to further utilize the surplus, short-term disability payments of eligible employees are paid on a pay-as-you-go basis from the health and welfare trust. Beginning in February 2015, the Company began funding the Other Benefits Plan payments as well as short-term disability payments of active employees since the surplus in the health and welfare trust has been depleted.
In December 2013, the Company amended the early retirement provision of its defined benefit plan to eliminate a benefit for employees who voluntarily resign prior to age of retirement, with effect January 1, 2015. In addition, the Company amended the defined benefit plan for improvements that increase portability of employee benefits, with effect March 1, 2014. In December 2013, the Company froze the benefits offered under the Other Benefits Plan to benefits levels as at January 1, 2015.

During Fiscal 2014, the Company’s defined benefit plan offered lump sum settlements to those terminated employees who previously elected to defer the payment of the defined benefit pension until retirement. The accepted offers of $23.6 million were settled by the end of October 2014. In addition, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits Plan. The Company incurred expenses of $0.8 million related to these offers, during 2014 and these expenses were included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. In 2014, the Company paid $13.8 million to settle acceptances from the Other Benefits Plan offer and recorded a pre-tax gain on settlement of retirement benefits of $10.6 million ($11.4 million settlement gain less fees of $0.8 million) as shown in the Consolidated Statements of Net Loss and Comprehensive Loss, related to these offers. Included in the “Total pre-tax remeasurement (losses) gains” of $131.9 million in Note 20.7, is a $2.7 million pre-tax remeasurement gain related to these offers.
During Fiscal 2015, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits plan. The Company paid $4.0 million to settle acceptances from the Other Benefits plan offer and recorded a pre-tax gain on settlement of retirement benefits of $5.1 million ($5.4 million settlement gain less fees of $0.3 million) during Fiscal 2015 related to these offers. This payment is included in “Retirement benefit plans contributions” in the Consolidated Statements of Cash Flows. To determine the settlement gain, the Other Benefits plan was remeasured as at the date of settlement, which also resulted in a $2.0 million increase to “Other comprehensive income (loss)” (“OCI”).
Risks associated with retirement benefit plans
There is no assurance that the Company’s retirement benefit plans will be able to earn the assumed rate of return. New regulations and market driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the estimates. Management is required to use assumptions to account for the plans in conformity with IFRS. However, actual future experience will differ from these assumptions giving rise to actuarial gains or losses. In any year, actual experience differing from the assumptions may be material.
Plan assets consist primarily of cash, alternative investments and marketable equity and fixed income securities. The value of the marketable equity and fixed income investments will fluctuate due to changes in market prices. Plan obligations and annual pension expense are determined by independent actuaries and through the use of a number of assumptions. Although the Company believes that the assumptions used in the actuarial valuation process are reasonable, there remains a degree of risk and uncertainty which may cause results to differ from expectations. Significant assumptions in measuring the benefit obligations and pension plan costs include the discount rate and the rate of compensation increase.
Plan amendments, curtailments and settlements
In Fiscal 2012, the Company amended the non-registered supplemental savings arrangement in respect to the defined benefit plan to allow the use of letters of credit to satisfy the funding requirement of its deficit. At January 30, 2016 a letter of credit with a notional value of $2.1 million was on deposit with the Trustee for the non-registered portion of the defined benefit plan (January 31, 2015: notional value of $1.3 million).
Maturity profile of retirement benefit plan obligations
The weighted average durations of the Registered Retirement Plans, Non-registered Pension Plan and Other Benefits Plan are all approximately 10.3 years (2014: approximately 11.5 years).
The Company’s contractual cash flow maturity relating to retirement benefit plan obligation payments is included under “Liquidity risk” in Note 14.

20.1 Retirement benefit asset and liability
The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2013, which was completed on June 30, 2014. An actuarial valuation of the health and welfare trust is performed at least every three years, with the last valuation completed as of January 31, 2014.

	2015				2014
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Defined benefit plan assets
Fair value, beginning balance	$1,217.8	$50.8	$1.9	$1,270.5	$1,313.0	$50.2	$22.0	$1,385.2
Interest income	39.1	1.6	—	40.7	53.4	2.0	0.5	55.9
Remeasurement (loss) gain on return on plan assets	(36.5)	(1.5)	(0.1)	(38.1)	65.8	1.6	(0.1)	67.3
Employer contributions	20.3	0.8	21.1	42.2	1.7	1.0	14.2	16.9
Administrative expenses	(0.5)	—	—	(0.5)	(0.6)	—	—	(0.6)
Benefits paid[1]	(133.7)	(3.6)	(21.4)	(158.7)	(215.5)	(4.0)	(34.7)	(254.2)
Fair value of plan assets, ending balance	$1,106.5	$48.1	$1.5	$1,156.1	$1,217.8	$50.8	$1.9	$1,270.5
Defined benefit plan obligations
Accrued obligations, beginning balance	$1,391.7	$55.1	$231.1	$1,677.9	$1,380.2	$50.3	$240.7	$1,671.2
Interest cost	44.5	1.7	6.9	53.1	56.3	2.0	8.9	67.2
Benefits paid	(133.6)	(3.6)	(16.5)	(153.7)	(215.5)	(4.0)	(28.7)	(248.2)
Settlement gain	—	—	(5.4)	(5.4)	—	—	(11.4)	(11.4)
Actuarial (gain) losses	(76.0)	(0.3)	(12.6)	(88.9)	170.7	6.8	21.6	199.1
Accrued plan obligations, ending balance	$1,226.6	$52.9	$203.5	$1,483.0	$1,391.7	$55.1	$231.1	$1,677.9
Funded status of plan – (deficit)	(120.1)	(4.8)	(202.0)	(326.9)	(173.9)	(4.3)	(229.2)	(407.4)
Retirement benefit liability at end of fiscal year, net	$(120.1)	$(4.8)	$(202.0)	$(326.9)	$(173.9)	$(4.3)	$(229.2)	$(407.4)
The retirement benefit liability is included in the Company’s Consolidated Statements of Financial Position as follows:
Retirement benefit liability	$(120.1)	$(4.8)	$(202.0)	$(326.9)	$(173.9)	$(4.3)	$(229.2)	$(407.4)

[1]	Benefits paid from the funded assets include retiree benefits and short-term disability of active employees. Other benefits consist of retiree health and dental claims.

20.2 Fair value of plan assets
The fair value of plan assets disaggregated by asset class and fair value hierarchy level as at January 30, 2016 and January 31, 2015 was as follows:

	As at January 30, 2016				As at January 31, 2015
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Cash and cash equivalents
Level 2	$166.1	$23.0	$—	$189.1	$30.5	$23.5	$—	$54.0
Corporate bonds and notes
Level 2	369.4	—	—	369.4	545.7	—	—	545.7
Level 3	141.5	—	1.5	143.0	155.5	—	1.2	156.7
Subtotal	510.9	—	1.5	512.4	701.2	—	1.2	702.4
Common stock, preferred stock and REITS
Level 1	193.9	—	—	193.9	204.2	—	—	204.2
Common or collective trusts
Level 2	150.8	24.9	—	175.7	185.2	27.0	—	212.2
Short-term collective investment funds
Level 2	101.6	0.2	—	101.8	129.6	0.3	0.7	130.6
Hedge funds
Level 3	1.1	—	—	1.1	1.3	—	—	1.3
Receivables (liabilities)
Level 1	5.8	—	—	5.8	3.1	—	—	3.1
Level 2	(21.3)	—	—	(21.3)	(38.1)	—	—	(38.1)
Subtotal	(15.5)	—	—	(15.5)	(35.0)	—	—	(35.0)
Miscellaneous other (liabilities) receivables
Level 1	(2.4)	—	—	(2.4)	—	—	—	—
Level 2	—	—	—	—	0.8	—	—	0.8
Subtotal	(2.4)	—	—	(2.4)	0.8	—	—	0.8
Total fair value of plan assets	$1,106.5	$48.1	$1.5	$1,156.1	$1,217.8	$50.8	$1.9	$1,270.5
The three levels of the fair value hierarchy referenced above are discussed in Note 14.6.
20.3 Plan assets investment allocation
During Fiscal 2014, the Company changed the target asset allocation to 55-80% fixed income and 20-45% equity for the defined benefit registered pension plan. For the assets in the health and welfare trust, included in Other Benefits Plan, the asset allocation is 100% fixed income. As at the end of Fiscal 2015 and 2014, the assets were in line with the target allocation range. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.
The plan’s target allocation is determined taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

At as the end of the current and prior fiscal years, plan assets were invested in the following classes of securities:

	As at January 30, 2016			As at January 31, 2015
	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan
Fixed income securities	69.6%	69.5%	100.0%	73.0%	64.4%	100.0%
Alternative investments	0.1%	—%	—%	0.1%	—%	—%
Equity securities	30.3%	30.5%	—%	26.9%	35.6%	—%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

20.4 Pension assumptions
The significant actuarial assumptions were as follows (weighted average assumptions):

	As at January 30, 2016			As at January 31, 2015
	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan
Discount rate used in calculation of Accrued benefit plan obligations	3.80%	3.70%	3.70%	3.30%	3.30%	3.20%
Benefit plans expense	3.00%	3.00%	2.90%	3.30%	3.30%	4.20%
Rate of compensation increase used in calculation of Accrued benefit plan obligations	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Benefit plans expense	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Expected long-term rate of return on plan assets used in calculation of benefit plans expense	3.00%	3.00%	2.90%	3.30%	3.30%	3.20%
Health care cost trend rates
Used in calculation of accrued benefit plan obligations			4.62%			4.77%
Used in calculation of benefit plans expense			4.77%			4.92%
Cost trend rate declines to			2.45%			2.45%
Year that the rate reaches assumed constant			2030			2030
Starting in 2016, the Corporation is refining the method used to estimate the interest components of the net periodic benefit cost for pension and other post retirement benefits. Previously, this cost was estimated utilizing a single weighted-average discount rate derived from the yield curve used to measure the defined benefit obligation at the beginning of the year. Under the refined method, we have elected to utilize a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows.
This change was made to provide a more precise measurement of interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. Differentiating in this way represents a refinement in the basis of estimation applied in prior periods. This change does not affect the measurement of the total defined benefit obligation recorded on the Consolidated Statement of Financial Position as at January 30, 2016 or any other period.
This change is accounted for prospectively as a change in accounting estimate.

20.5 Sensitivity of significant actuarial assumptions
The following table summarizes the sensitivity of significant actuarial assumptions on the Company’s defined benefit obligation:

	2015			2014
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan
Discount rate sensitivity
Accrued benefit plan obligations
100 basis point increase in discount rate	$(130.7)	$(5.1)	$(21.2)	$(170.9)	$(5.6)	$(23.1)
100 basis point decrease in discount rate	160.3	6.1	25.2	211.8	6.8	27.6
Benefit plans expense
100 basis point increase in discount rate	(5.7)	(0.2)	1.0	(6.9)	(0.2)	1.6
100 basis point decrease in discount rate	3.2	0.1	(1.3)	5.0	0.2	(2.1)
Rate of compensation increase sensitivity
Accrued benefit plan obligations
50 basis point increase in rate of compensation increase	8.1	0.3	n/a	10.8	0.4	n/a
50 basis point decrease in rate of compensation increase	(7.2)	(0.2)	n/a	(9.5)	(0.3)	n/a
Benefit plans expense
50 basis point increase in rate of compensation increase	0.4	—	n/a	0.4	—	n/a
50 basis point decrease in rate of compensation increase	(0.3)	—	n/a	(0.4)	—	n/a
Health care cost trend rate sensitivity
Accrued benefit plan obligations
100 basis point increase in health care trend rate	n/a	n/a	18.6	n/a	n/a	20.2
100 basis point decrease in health care trend rate	n/a	n/a	(16.0)	n/a	n/a	(17.3)
Benefit plans expense
100 basis point increase in health care trend rate	n/a	n/a	0.6	n/a	n/a	0.8
100 basis point decrease in health care trend rate	n/a	n/a	(0.5)	n/a	n/a	(0.7)
The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used to determine the pension plan obligations and with the methods and assumptions used in Fiscal 2014.

20.6 Retirement benefit plans expense and contributions
The expense for the defined benefit, defined contribution and Other Benefits Plan for Fiscal 2015 and Fiscal 2014, was as follows:

	2015				2014
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Net interest	$5.4	$0.1	$6.9	$12.4	$2.9	$—	$8.4	$11.3
Settlement gain	—	—	(5.4)	(5.4)	—	—	(11.4)	(11.4)
Administrative expenses	0.5	—	0.3	0.8	0.9	—	—	0.9
Net defined benefit plans expense (income)	$5.9	$0.1	$1.8	$7.8	$3.8	$—	$(3.0)	$0.8
Net defined contribution plan expense	5.8	—	0.2	6.0	6.6	—	0.2	6.8
Total retirement benefit plans expense (income)[1]	$11.7	$0.1	$2.0	$13.8	$10.4	$—	$(2.8)	$7.6

[1]
Not included in total expense recognized are short-term disability payments of $4.9 million (2014: $5.9 million) that were paid from the health and welfare trust. Both short-term disability and the retirement benefit plans expense (income) are included in “Selling, administrative and other expenses”, unless disclosed elsewhere, in the Company’s Consolidated Statements of Net Loss and Comprehensive Loss.

Total cash contributions made by the Company to its defined benefit, defined contribution and Other Benefits Plans, for the fiscal year ended January 30, 2016 were $48.6 million (2014: $24.2 million), which included $4.9 million (2014: nil), related to short-term disability payments and $4.0 million during Fiscal 2015 (2014: $13.8 million) to settle acceptances from the Other Benefits Plan offers mentioned above. During the 52-week period ending January 28, 2017, it is estimated that the Company will make contributions of approximately $45.0 million to its defined benefit, defined contribution and Other Benefits Plan, which include funding obligations as described in Note 14.2.

20.7 Remeasurements of the net defined retirement benefit liability

	2015				2014
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Actuarial (loss) gain on difference between expected interest income and actual return on plan assets	$(36.5)	$(1.5)	$(0.1)	$(38.1)	$65.7	$1.6	$0.1	$67.4
Actuarial (loss) gain due to change in demographic	—	—	—	—	(23.6)	(0.7)	1.2	(23.1)
Actuarial gain (loss) due to change in financial assumptions	68.0	2.4	9.7	80.1	(155.6)	(5.1)	(22.9)	(183.6)
Actuarial gain (loss) due to all other experiences	8.0	(2.1)	2.9	8.8	8.3	(0.9)	—	7.4
Total pre-tax remeasurement gain (loss)	$39.5	$(1.2)	$12.5	$50.8	$(105.2)	$(5.1)	$(21.6)	$(131.9)
Tax on remeasurement gain and write down of deferred income tax asset associated with previously recorded remeasurement losses				—				(33.4)
Total remeasurement gain (loss), net of income taxes [1]				$50.8				$(165.3)

[1]	Total remeasurement gain (loss), net of income taxes, is included in “Total other comprehensive income (loss)” in the Company’s Consolidated Statements of Net Loss and Comprehensive Loss.
The actuarial losses associated with changes in financial assumptions are due to increases in the discount rate as at January 30, 2016 for the Registered Retirement Plans of 0.5% (2014: Discount rate decrease 0.9%), Non-registered Pension Plan of 0.4% (2014: Discount rate decrease 0.9%), and Other Benefits Plan of 0.5% (2014: Discount rate decrease 1.0%).

21. Contingent liabilities
21.1 Legal proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the consolidated financial statements, including its Consolidated Statements of Financial Position, Consolidated Statements of Net Loss and Comprehensive Loss, and Consolidated Statements of Cash Flows.
21.2 Commitments and guarantees
Commitments
As at January 30, 2016, cash that was restricted represented cash pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of $7.0 million (January 31, 2015: $19.1 million), which is equal to U.S. $5.0 million (January 31, 2015: U.S. $15.0 million).
The Company has certain vendors which require minimum purchase commitment levels over the term of the contract. Refer to Note 14.2 “Liquidity risk”.
On September 1, 2015, the Company approved the grant of 500,000 restricted share units (“RSUs”) to an employee under an equity based compensation plan, vesting over three years on a tranche basis. This grant is to be settled in shares and is contingent upon shareholder approval at the Annual Shareholders’ Meeting on April 21, 2016, and if not approved, would result in cash payments over the next three years to this employee equivalent to the value of the RSUs had they been issued as determined at each vesting date. As at the end of Fiscal 2015, these payments are estimated to total approximately $3.1 million.
Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales. Total future minimum royalty payments under such agreements were $15.9 million as at January 30, 2016 (January 31, 2015: $3.4 million).
Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the consolidated financial statements with respect to these indemnification commitments.

22. Income taxes
The average combined federal and provincial statutory income tax rate applied to the Company was 26.8% for Fiscal 2015 (2014: 26.5%). A reconciliation of income taxes at the average statutory tax to actual income tax expense for Fiscal 2015 and Fiscal 2014 is as follows:

(in CAD millions)	2015	2014
Loss before income taxes	$(62.7)	$(360.0)
Income tax recovery at the average statutory tax rate	$(16.8)	$(95.4)

(Decrease) increase in income taxes resulting from
Non-taxable portion of capital gain	(33.3)	(5.2)
Non-deductible items	1.0	0.5
Prior year adjustments	—	(8.4)
Non-recognition of deferred taxes assets, net	56.7	88.6
Others	(2.6)	(0.2)
	5.0	(20.1)

Effective tax rate before the following adjustments	(8.0)%	5.6%
Changes in tax rates or imposition of new taxes	0.2	(1.1)
Total income tax expense (recovery)	$5.2	$(21.2)
Effective tax rate	(8.3)%	5.9%
The Company’s total net cash refunds or payments of income taxes for the current year was a net refund of $87.6 million (2014: net payment of $71.0 million), primarily relating to the settlement for fiscal years 2006 to 2008 and the carry back of losses generated by the Company in Fiscal 2014, and included refund interest on net cash income tax receipts of $1.1 million (2014: $0.1 million) (see Note 5 for additional information).
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. During Fiscal 2015 and 2014, the Company was reassessed and reached a settlement with tax authorities for issues affecting the taxation years 2006 and 2007, and recorded the final incremental tax and charges (recoveries) to the accrued amounts for these previously uncertain tax positions as described in the table below, and included in the Consolidated Statements of Net Loss and Comprehensive Loss:

(in CAD millions)	2015	2014
Finance costs (recovery) [1]	$3.4	$(6.5)
Income tax recovery (expense):
Current	—	21.5
Deferred	—	(14.3)
Total costs (benefits) on uncertain tax positions	$3.4	$(13.7)

[1]	Relates to interest cost for amounts owing to taxation authorities or interest (benefit) on cash held and owed from taxation authorities.
The Company routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits, and believes that the final disposition of tax audits will not have a material adverse effect on its liquidity.

The tax effects of the significant components of temporary timing differences giving rise to the Company’s net deferred tax assets were as follows:

(in CAD millions)	As at January 31, 2015	Recognized in earnings	Recognized in equity	As at January 30, 2016
Deferred revenue	$0.5	$0.1	$—	$0.6
Other long term liabilities	21.8	(2.7)	—	19.1
Derivative financial assets	(2.5)	(0.4)	0.2	(2.7)
Property, plant and equipment	(7.9)	3.7	—	(4.2)
Investment property	(28.0)	6.5	—	(21.5)
Goodwill and intangible assets	1.1	—	—	1.1
Retirement benefit obligations	108.2	(7.0)	(13.6)	87.6
Provisions	49.6	11.2	—	60.8
Non-capital losses	10.4	41.1	—	51.5
Other	1.1	7.1	—	8.2
Write down of deferred tax assets	(122.0)	—	—	(122.0)
Non-recognition of deferred tax assets	$(35.0)	$(56.7)	$13.8	$(77.9)
Total deferred tax (liabilities) assets, net	$(2.7)	$2.9	$0.4	$0.6

(in CAD millions)	As at February 1, 2014	Recognized in earnings	Recognized in equity	As at January 31, 2015
Deferred revenue	$0.8	$(0.3)	$—	$0.5
Other long term liabilities	24.6	(2.8)	—	21.8
Derivative financial assets	(2.2)	—	(0.3)	(2.5)
Property, plant and equipment	(43.9)	36.0	—	(7.9)
Investment property	(28.7)	0.7	—	(28.0)
Goodwill and intangible assets	1.4	(0.3)	—	1.1
Retirement benefit obligations	76.0	(2.8)	35.0	108.2
Provisions	56.5	(6.9)	—	49.6
Non-capital losses	—	10.4	—	10.4
Other	—	1.1	—	1.1
Write down of deferred tax assets, net	—	(88.6)	(33.4)	(122.0)
Non-recognition of deferred tax assets	—	—	(35.0)	(35.0)
Total deferred tax assets (liabilities), net	$84.5	$(53.5)	$(33.7)	$(2.7)

(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Deferred tax assets	$0.6	$0.7
Deferred tax liabilities	—	(3.4)
Total deferred tax assets (liabilities), net	$0.6	$(2.7)
The Company assesses the likelihood that the deferred tax assets will be realizable at the end of each reporting period and adjusts the carrying amount accordingly, by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws. The Company has determined that it was not appropriate to recognize all of its deferred tax assets as it was not probable that sufficient taxable income would be available to allow part of the assets to be recovered. This accounting treatment has no effect on the Company’s ability to utilize deferred tax assets to reduce future cash tax payments. As of January 30, 2016, the Company has not recognized the benefit of approximately $192.2 million of loss carry forwards on its Financial Statements (which expire in the taxation years 2035 and 2036) and approximately $4.9 million in Ontario minimum tax, which could be used to reduce taxes payable in future periods. The aggregate amount of net deductible temporary differences and loss carry forwards as at January 30, 2016, was approximately $727.6 million, and the tax benefit associated with these items was approximately $195.0 million using the statutory tax rate of 26.8%, which together with the Ontario minimum tax recoverable of approximately $4.9 million amounted to a total tax benefit of $199.9 million.

During Fiscal 2014, the Company recognized a write down of the deferred tax assets for $122.0 million. $88.6 million of this charge was included in “Deferred income tax recovery (expense)”, and as a portion of the deferred tax assets originated through equity, $33.4 million of this charge was included in OCI in the Consolidated Statements of Net Loss and Comprehensive Loss in accordance with IAS 12, Income Taxes. The aggregate amount of deductible temporary differences for which no deferred tax asset is recognized as at January 30, 2016, is approximately $745.9 million (January 31, 2015: $592.5 million).

23. Capital stock
ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, form the largest shareholder of the Company, both directly through ownership in the Company, and indirectly through shareholdings in Sears Holdings (“Holdings”). Prior to October 16, 2014, Holdings was the controlling shareholder of the Company.
On October 2, 2014, Holdings announced the commencement of a rights offering for 40 million common shares of the Company. Each subscription right entitled the holder to purchase their pro rata portion of the Company’s common shares being sold by Holdings in the rights offering at a price of $10.60 per share (U.S. $9.50 per share). The rights offering is further described in a prospectus filed with securities regulators in Canada and the United States on October 15, 2014, and can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at sedar.com, and on the U.S. Securities Exchange Commission (“SEC”) website at sec.gov. In connection with the rights offering, the Company listed its common shares on the NASDAQ where the rights were also listed. ESL exercised their pro rata portion of the rights in full in Fiscal 2014.
As at January 30, 2016, ESL was the beneficial holder of 46,162,515 or 45.3%, of the common shares of the Company (January 31, 2015: 50,438,809 or 49.5%). Holdings was the beneficial holder of 11,962,391 or 11.7%, of the common shares of the Company as at January 30, 2016 (January 31, 2015: 11,962,391 or 11.7%). The issued and outstanding shares are fully paid and have no par value.
The Company has a license from Holdings to use the name “Sears” as part of its corporate name. The Company relies on its right to use the “Sears” name, including as part of the Company’s corporate and commercial name. The Company’s right to use the “Sears” name and certain other brand names was granted pursuant to the license agreement amendments, which state in the event Holdings’ ownership interest in the Company is reduced to less than 10.0%, the license agreement would remain in effect for a period of five years after such reduction in ownership, after which the Company would incur a cost to continue to use the “Sears” name and certain other brand names.
The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series. As at January 30, 2016, the total number of common shares issued and outstanding of the Company was 101,877,662 (January 31, 2015: 101,877,662) with stated value of $14.9 million (January 31, 2015: $14.9 million).

24. Capital disclosures
The Company’s objectives when managing capital are:

•	Maintain financial flexibility thus allowing the Company to preserve its ability to meet financial objectives and continue as a going concern;

•	Provide an appropriate return to shareholders; and

•	Maintain a capital structure that allows the Company to obtain financing should the need arise.
The Company manages and makes adjustments to its capital structure, when necessary, in light of changes in economic conditions, the objectives of its shareholders, the cash requirements of the business and the condition of capital markets. In order to maintain or adjust the capital structure, the Company may pay a dividend or return capital to shareholders, modify debt levels or sell assets.
The Company defines capital as follows:

•	Long-term obligations, including the current portion of long-term obligations (“Total long-term obligations”); and

•	Shareholders’ equity.
The following table presents summary quantitative data with respect to the Company’s capital resources:

(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Total long-term obligations	$24.2	$28.1
Shareholders’ equity	554.2	570.8
Total	$578.4	$598.9

25. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	2015	2014
Apparel and Accessories	$1,108.6	$1,214.7
Home and Hardlines	1,476.4	1,600.2
Other merchandise revenue	207.0	205.5
Services and other	245.6	274.8
Commission and licensee revenue	108.1	129.3
Total revenue	$3,145.7	$3,424.5

26. Employee benefits expense
The components of the Company’s employee benefits expense for the current and prior fiscal year were as follows:

(in CAD millions)	2015	2014
Wages and salaries	$432.6	$466.5
Paid absences [1]	40.0	44.3
Benefits
Provincial healthcare costs	10.3	11.1
Flex benefits	12.4	13.9
Retirement benefit plans expense [2]	13.5	7.9
Statutory deductions [3]	30.9	33.8
Severance	25.3	16.2
Other employer paid benefits	5.6	6.6
Total benefits expense	$570.6	$600.3

[1]	Paid absences are expenses related to vacation, statutory holidays and sick days.
[2]
Included in Retirement benefit plans expense for Fiscal 2015 was a $5.4 million gain related to the settlement of retirement benefits under the non-pension retirement benefit plan (does not include fees of $0.3 million). Included in Retirement benefit plans expense for Fiscal 2014 was an $11.1 million gain related to the settlement of retirement benefits under the defined benefit registered retirement plan and non-pension retirement benefit plan (does not include fees of $0.5 million).

[3]	Statutory deductions consist of the employer portion of payment for the Canada Pension Plan and Employment Insurance.
These expenses are included in “Cost of goods and services sold”, “Selling, administrative and other expenses” and “Gain on settlement of retirement benefits” in the Consolidated Statements of Net Loss and Comprehensive Loss.

27. Gain on sale and leaseback transactions
During Fiscal 2015 , the Company completed the sale and leaseback of three properties to the Concord Pacific Group of Companies (“Concord”) as previously announced on March 11, 2015, for net proceeds of $130.0 million ($140.0 million of total consideration less $10.0 million of adjustments). The properties in the transactions included in the Company’s stores and surrounding area located at the North Hill Shopping Centre in Calgary, Alberta, Metropolis at Metrotown in Burnaby, British Columbia and Cottonwood Mall in Chilliwack, British Columbia. The Company has leased each property back for a term of 30 years with early termination options available to both the Company and Concord, and the Company will continue to operate the stores located at these shopping centres under these leases with no impact to customers or employees at these locations.
The land and building sold for the three properties had a total net carrying value of approximately $53.1 million previously included in “Property, plant and equipment” in the Consolidated Statements of Financial Positions.
The total gain on the sale and leaseback transactions was $76.9 million, $67.2 million of which was recognized immediately in the Consolidated Statements of Net Loss and Comprehensive Loss. The remaining $9.7 million of the gain was deferred and is being amortized between four to seven years as a reduction in rent expense, included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. In determining the appropriate amount of gain to defer in accordance with IAS 17, Leases, the Company conducted appraisals of each property to determine their fair values, with the assistance of independent qualified third party appraisers. The valuation method used to determine the fair values of each property was the direct sales comparison approach for land. The deferred gain was included in “Other long-term liabilities” and “Accounts payable and accrued liabilities” in the Consolidated Statements of Financial Positions.

Upon completion of the sale and leaseback transactions, the Company was released from all previous agreements with Concord, and the demand mortgage for $25.0 million previously secured by the property in Burnaby, British Columbia, was discharged.

28. Gain on termination of credit card arrangement
On November 23, 2015, the Company received a payment of $174.0 million from JPMorgan Chase as a result of the sale of their portfolio of credit card accounts and related receivables related to the Sears credit card and Sears Mastercard. The Company recognized a net gain of $170.7 million in the Consolidated Statements of Net Loss and Comprehensive Loss. The possibility of this payment from JPMorgan Chase was previously disclosed in Note 25 “Event after the reporting period” in the unaudited condensed consolidated financial statements of the Company for the 13-week period ended November 1, 2014. The Company’s credit card marketing and servicing alliance agreement with JPMorgan Chase ended on November 15, 2015.

29. Assets classified as held for sale
During Fiscal 2015, the Company announced the future closure of Park Street. Park Street, including the adjacent vacant property which is owned by the Company, is being marketed for sale and if a buyer is identified that will purchase Park Street at a price acceptable to the Company, it will be sold. This process has been approved by senior management of the Company, and based on these factors, the Company has concluded that the sale is highly probable.
During Fiscal 2014, the Company closed Broad Street. Broad Street, including the adjacent vacant property which is owned by the Company, is being marketed for sale and if a buyer is identified that will purchase Broad Street at a price acceptable to the Company, it will be sold. This process has been approved by senior management of the Company, and based on these factors, the Company has concluded that the sale is highly probable.
As at January 30, 2016, the assets of Broad Street and Park Street were separately classified as held for sale in the Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Broad Street	Park Street	Total
Property, plant and equipment	$7.1	$10.3	$17.4
Investment property	2.4	2.3	4.7
Assets classified as held for sale	$9.5	$12.6	$22.1
As at January 31, 2015, the assets of Broad Street were separately classified as held for sale in the Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Broad Street
Property, plant and equipment	$10.9
Investment property	2.4
Assets classified as held for sale	$13.3
Impairment loss
As at January 30, 2016, the carrying value of the property, plant and equipment and investment property of Broad Street was higher than the estimated fair value less costs to sell and, as a result, the Company recognized an impairment loss of $3.8 million in Fiscal 2015 (2014: nil). The Company determined fair value by engaging an independent qualified third party appraiser to conduct an appraisal of the land and building properties of Broad Street. The valuation methods used was the direct sales comparison approach. The impairment loss was included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss.
The Company will continue to assess the recoverable amounts of Park Street and Broad Street at the end of each reporting period and adjust the carrying amounts accordingly. To determine the recoverable amounts of Park Street and Broad Street, the Company will consider factors such as expected future cash flows using appropriate market rental rates, the estimated costs to sell and an appropriate discount rate to calculate the fair value. The carrying amounts of Park Street and Broad Street are not necessarily indicative of the fair value of each property, as each property has been recorded at the lower of its carrying amount and fair value less costs to sell in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.
The operations of Broad Street and Park Street were not presented as discontinued operations in the Consolidated Statements of Net Loss and Comprehensive Loss as they did not represent a separate geographical area of operations or a separate major line of business.

30. Related party transactions
The ultimate controlling party of the Company is ESL Investments, Inc. (incorporated in the U.S. in the state of Florida). The Company also had interests in joint arrangements, as described in Note 11.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.
30.1 Trading transactions
During the current and prior fiscal year, the Company entered into the following trading transactions with related parties:

				2015				2014
(in CAD millions)	Purchase of goods	Services received	Other	Total	Purchase of goods	Services received	Other	Total
Sears Holdings Corporation	$—	$3.8	$0.2	$4.0	$—	$3.6	$0.4	$4.0
Real estate joint arrangements	—	—	—	—	—	1.0	—	1.0
Total related party transactions	$—	$3.8	$0.2	$4.0	$—	$4.6	$0.4	$5.0
The following balances were outstanding as at the end of the fiscal year:

	Amounts receivable from related parties
(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Sears Holdings Corporation	$0.2	$—

	Amounts payable to related parties
(in CAD millions)	As at January 30, 2016	As at January 31, 2015
Sears Holdings Corporation	$0.5	$0.4
The related party transactions with Sears Holdings are in the ordinary course of business for shared merchandise purchasing services. These transactions were recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. These balances are included in “Accounts payable and accrued liabilities” and “Accounts receivable, net” in the Consolidated Statements of Financial Position.
The related party transactions with the various real estate joint arrangements represent lease payments for the lease of the Company’s stores. These transactions were recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties.
The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No expense has been recognized in the current or prior fiscal periods for bad or doubtful debts in respect of the amounts owed by related parties.
The Company’s Audit Committee is responsible for pre-approving all related party transactions that have a value greater than $1.0 million.

31. Key management personnel compensation
Key management personnel are those individuals having the authority and responsibility for planning, directing and controlling the activities of the Company. The Company considers the Board of Directors and the following former and current members of senior management to be key management personnel:
Executive Chairman;
President and Chief Merchant;
Former President and Chief Executive Officer;
Executive Vice-President and Chief Financial Officer;
Former Executive Vice-President and Chief Operating Officer;
Former Interim Chief Marketing Officer;
Former Senior Vice-President, Merchant Operations;
Former Senior Vice-President, Apparel & Accessories;
Senior Vice-President, Home & Hardlines;
Senior Vice-President, Real Estate;
Senior Vice-President, Human Resources and Information Technology;
Senior Vice-President, Retail Stores;
Senior Vice-President, In-store Marketing;
Senior Vice-President, Planning and Operations;
Vice-President and Chief Information Officer;
Vice-President, General Counsel and Corporate Secretary;
Former Senior Vice-President and Chief Marketing Officer; and
Former Digital and Omni Channel Advisor;
Key management personnel compensation was as follows:

(in CAD millions)	2015	2014
Salaries and perquisites	$11.4	$7.7
Annual incentive plans and other bonuses	3.7	0.3
Pensions	0.1	—
Termination benefits	4.9	0.5
Total key management personnel compensation	$20.1	$8.5

32. Net loss per share
A reconciliation of the number of shares used in the net loss per share calculation is as follows:

(Number of shares)	2015	2014
Weighted average number of shares per basic net loss per share calculation	101,877,662	101,877,662
Effect of dilutive instruments outstanding	—	—
Weighted average number of shares per diluted net loss per share calculation	101,877,662	101,877,662
“Net loss” as disclosed in the Consolidated Statements of Net Loss and Comprehensive Loss was used as the numerator in calculating the basic and diluted net loss per share. For 2015 and 2014, there were no outstanding dilutive instruments.

33. Changes in non-cash working capital balances
Cash used for non-cash working capital balances were comprised of the following:

(in CAD millions)	2015	2014
Accounts receivable, net	$12.5	$10.0
Inventories	(23.4)	133.2
Prepaid expenses	(2.3)	(5.6)
Derivative financial assets	1.3	1.0
Accounts payable and accrued liabilities	(35.3)	(74.0)
Deferred revenue	(12.9)	(16.5)
Provisions	17.2	(50.8)
Income and other taxes payable and recoverable	(18.1)	(62.5)
Effect of foreign exchange rates	(3.3)	(2.1)
Cash used for non-cash working capital balances	$(64.3)	$(67.3)

34. Changes in non-cash long-term assets and liabilities
Cash (used for) generated from long-term assets and liabilities were comprised of the following:

(in CAD millions)	2015	2014
Other long-term assets	$4.3	$40.9
Other long-term liabilities	(16.3)	(10.0)
Deferred tax assets	(0.5)	(0.2)
Other	0.8	(0.5)
Cash (used for) generated from non-cash long-term assets and liabilities	$(11.7)	$30.2

35. Events after the reporting period
On February 23, 2016, the Company announced that it had assigned the leases of eight Sears Home stores to Leon’s Furniture Ltd., located throughout British Columbia, Ontario and New Brunswick with effective dates of between June 1, 2016 and July 1, 2016. The Company continues to be responsible for the operating lease obligations as of the effective dates of the assignments until the next renewal period for each of the leases, and will continue to include these amounts as part of the Company’s operating lease obligations as disclosed in Note 14.2. The operating lease obligations related to these stores as of the effective dates of the assignments is estimated to be approximately $20.9 million.
On March 18, 2016, the Company announced it had entered into an agreement to sell and lease back its logistics centre located in Calgary, Alberta, for a total consideration of $83.9 million. This property, including land, building and equipment had a net carrying value of approximately $40.9 million included in “Property, plant and equipment” in the Consolidated Statements of Financial Position as at January 30, 2016. The agreement is subject to customary closing conditions, and is scheduled to close during the 52-week period ending January 28, 2017, and the ultimate amount and timing of gain recognition will be determined upon closing of the transaction. Upon closing, the Company will continue to operate the logistics centre under a long-term lease and there is not expected to be any impact to employees at the logistics centre as a result of this announcement. Upon closing, the logistics centre will no longer be registered as collateral under the Amended Credit Facility (see Note 17 for additional information).

36. Approval of the consolidated financial statements
The consolidated financial statements were approved by the Board of Directors and authorized for issue on March 17, 2016.

DIRECTORS AND OFFICERS

Board of DirectorsA	Officers
R. Raja Khanna [1,2,4] Chief Executive Officer Blue Ant Media Inc.	Brandon G. Stranzl Executive Chairman
Carrie Kirkman President and Chief Merchant of the Corporation	E.J. Bird Executive Vice-President and Chief Financial Officer
Deborah E. Rosati [1,2,4] Corporate Director and Advisor	Carrie Kirkman President and Chief Merchant
Graham Savage [1,2,4] Corporate Director and Advisor	Becky Penrice Senior Vice-President and Interim Chief Operating Officer
Anand A. Samuel [3] Analyst ESL Investments Inc.
S. Jeffrey Stollenwerck [3] President, Sears Real Estate Business Sears Holdings Corporation
Brandon G. Stranzl [2,3] Executive Chairman of the Corporation

A	Klaudio Leshnjani resigned from the Board of Directors effective February 4, 2016.

Committees

1	Audit Committee
2	Human Resources and Compensation Committee
3	Investment Committee
4	Nominating and Corporate Governance Committee

CORPORATE INFORMATION
Head Office

Sears Canada Inc.
290 Yonge Street
Suite 700
Toronto, Ontario
M5B 2C3

Website:sears.ca
E-mail:home@sears.ca

For more information about the Company, or for additional copies of the Annual Report, write to the Corporate Communications Department at the Head Office of Sears Canada Inc., or call 416-941-4428.

The Company’s regulatory filings can be found on the SEDAR website at sedar.com and on the U.S. Securities Exchange Commission (SEC) website at sec.gov.

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol: SCC
NASDAQ
Trading symbol: SRSC

Transfer Agents and Registrars

CST Trust Company
P.O. Box 700, Station B
Montreal, Québec
H3B 3K3

Answerline: 416-682-3860
                       1-800-387-0825
Fax: 1-888-249-6189
Website: canstockta.com
E-Mail: inquiries@canstockta.com

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY
11219

Answerline: 1-800-937-5449
Fax: 718-236-2641
Website: amstock.com
E-Mail: info@amstock.com

Annual Meeting

The Annual and Special Meeting of the Shareholders of Sears Canada Inc. will be held on Wednesday, April 27, 2016 at 8:00 a.m. in the Auditorium, Fourth floor, 290 Yonge Street, Toronto, Ontario Canada.

Édition française du Rapport annuel

On peut se procurer l’édition française de ce rapport en écrivant au:

Service national des communications
Sears Canada Inc.
290 Yonge Street
Suite 700
Toronto, Ontario
M5B 2C3

Pour de plus amples renseignments au sujet de la Société, veuillez écrire au service national de communication, ou composer le 416-941-4428.

Les dépôts réglementaires de la Société se trouvent sur le site Web de SEDAR à l’adresse sedar.com et sur le site Web de la Securities Exchange Commission (« SEC ») des États-Unis à l’adresse sec.gov.